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82-4659

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12-31-03

REPORT 2003

Aggreko plc Annual Report and Accounts 2003

aggreko

INSIDE



On our website
Visit our investors' section at
www.aggreko.com/investors for the following:
- Preliminary Results Announcement 2003
- Annual Reports and Accounts
- Preliminary Results Presentation
- Strategy Review Presentation
- Interactive Charting 1998-2003
- Major Projects 2003 – Image Gallery

www.aggreko.com/investors

aggreko

About Aggreko

Aggreko provides temporary power, temperature control and oil-free compressed air systems to companies around the world.

Financial highlights

	2003	2002	Change
Turnover *£m*	331.8	340.1	(2.4%)
Diluted EPS *pence*	10.14	13.02	(22.1%)
Dividend per share *pence*	5.65	5.55	1.8%
Capital Investment *£m*	61.9	59.4	4.2%
Shareholders' Funds *£m*	185.9	173.6	7.1%

Turnover


£m
1999
226.0
2000
279.5
2001
325.8
2002
340.1
2003
331.8

Diluted eps


pence
1999
12.27
2000
14.40
2001
15.70
2002
13.02
2003
10.14

Capital Investment


£m
1999
78.2
2000
84.1
2001
99.1
2002
59.4
2003
61.9

Dividend per share


pence
1999
4.50
2000
4.90
2001
5.30
2002
5.55
2003
5.65*

*The Board is recommending a final dividend of 3.45 pence per ordinary share which, when added to the interim dividend of 2.20 pence, gives a total for the year of 5.65 pence per ordinary share.

Shareholders' Funds


£m
1999
95.5
2000
131.0
2001
162.2
2002
173.6
2003
185.9

Our businesses

Aggreko provides solutions to customers who need power, temperature control, or oil-free compressed air either very quickly, or for a short period of time. We do this on a global basis, with over 100 service centres, and operating in 28 countries worldwide. The solutions we provide range from the simple to the very complex. From the simple hire of a standby generator at a sporting event, to multi-million pound contracts to maintain production in petrochemical plants, support military and humanitarian operations, or provide additional generating capacity to national electricity grids.

The distinguishing features of our business are:

- Our business supplies mission-critical services. For our customers, power, temperature control, and oil-free air are services on which their businesses are totally dependent. Most of our customers use our services only occasionally – but when they do, they rely on us to keep their business or operation running.
- We operate internationally. This means that we can respond to events as they happen anywhere around the world.
- We are organised to address all segments of the market – we excel in managing both major projects on an international basis, and high-volume short-term rental on a local basis.
- We are completely focused on the rental of power, temperature control, and oil-free air. We have technical expertise, skills and experience on a scale, and to a depth, that we believe nobody else can rival.

As a result, we have grown to be the market leader, with outstanding people, customer relationships, distribution and reputation.


POWER
TEMPERATURE CONTROL
OIL-FREE AIR

Locations

Aggreko is a locally-focused business, that has a global reach through an international network spanning North America, Europe, the Middle East, and Australia. With more than 100 service centres in 28 countries, we combine local knowledge with global capability. Our staff have on-the-ground experience in their own markets, while learning from the work of colleagues all over the world.

Being close to our customers means we can be there in an emergency, able to respond quickly to their needs. At the same time, as a global business we can use our resources strategically, moving staff and equipment around the world – to wherever our customers need them.





Philip Rogerson
Chairman

Chairman's Statement

Overview

In almost every respect, 2003 has been a tough year for Aggreko; on 30 December 2002, the Group Chief Executive, Philip Harrower, was killed in a road accident and this inevitably placed a heavy burden on the management team. Added to this have been generally difficult trading conditions in many of the markets in which we operate around the world. However, much has been achieved, particularly in the second half. Our new Chief Executive, Rupert Soames, who was appointed in July 2003, led a Strategy Review which has delivered a clear vision of where the opportunities lie and what management's priorities should be, thereby giving the Company a strong sense of direction and purpose.

In terms of trading performance, revenue for the Group was 2.4% lower at £331.8 million and operating profit at £44.7 million was 26.9% lower than 2002. Group pre tax profits fell by 27.2% to £40.1 million whilst diluted earnings per share of 10.14 pence were 22.1% lower. These numbers include a £5.9 million reduction in revenue and a £1.1 million reduction in operating profit as a result of currency translation. In addition, the weakness of the US dollar has caused significant negative impact on reserves and profits in our international power projects business. An analysis of the trading performance in local currency is included in the Operating and Financial Review.

Despite the challenging trading conditions, we continued to focus on the management of the company's resources. During the year our net borrowings decreased by £17.3 million to £99.9 million; in the second half, cash generation was particularly strong, with net borrowings falling by £31.9 million from £131.8 million at 30 June 2003. The reduction in borrowings in 2003 has been achieved despite a level of capital expenditure which is £3.2 million higher than depreciation in the year, and £2.5 million higher than 2002, as we continue to invest in our rental fleet and our new IT systems. Over the last two years capital expenditure of £9.1 million has been incurred on the new Enterprise Resource Planning (ERP) system, which will enable us to manage the Company's trading activities using a single global application. We believe that this system will in time deliver significant competitive advantage to our business. The system is now operational in Benelux, and rollout to other parts of the Company begins in 2004 and will continue through 2005.

Aggreko's financial position remains strong, as measured by net assets of £185.9 million, up 7.1% on 2002, and interest cover of 9.7 times. With this in mind, together with our confidence in the medium term outlook for Aggreko, the Board is recommending a final dividend of 3.45 pence per ordinary share which, when added to the interim dividend of 2.20 pence, gives a total for the year of 5.65 pence per ordinary share, representing a 1.8% increase on 2002. Subject to approval by shareholders, the final dividend will be paid on 21 May 2004 to ordinary shareholders on the register as at 23 April 2004, with an ex-dividend date of 21 April 2004.

Long-term Incentive Plan
We will be seeking approval at the Annual General Meeting for a new long-term incentive plan for senior management; the resolutions related to this are included in this report on pages 64-65. This plan, which is described in the Remuneration Report, is being introduced at the same time as management prepare to implement our new strategy. The plan will largely replace our existing share option scheme which has a number of features no longer regarded as best practice. The new plan has been designed in consultation with our largest shareholders and will ensure that management is incentivised to produce superior returns for shareholders. Benefits under the plan will be linked to growth in Earnings per Share and improvements in Return on Capital Employed.

Employees
I would like to place on record my appreciation of the dedication and hard work of the entire Aggreko team during what has been a difficult year for the company. Many of our employees have been working on the Strategy Review and the information systems implementation, whilst at the same time they and many others have had to ensure that the high standards of service Aggreko delivers to its customers have been maintained.

Shareholder Information
This year we have redesigned the style and content of our Annual Report and Accounts in order to make it both more useful and informative, and less costly to produce. For those who might be interested in seeing them, we have placed many of the photographs which we have included in past reports on our website, along with a range of charts and data which can be downloaded for easy analysis. These may be accessed at www.aggreko.com.

We have included this year a section that analyses and explains the markets we operate in and how we conduct our business, as well as describing the outcome of our recently completed Strategy Review and the implications for the business.

Outlook
2004 will be a year of transition for Aggreko as we implement the results of our Strategy Review. Nearly everyone in our operations in Europe and North America will be involved in significant changes in both organisation and business processes. As set out in our Trading Update published in December 2003, we expect that the exceptional costs related to these changes will not exceed £15 million, and will be charged to the Profit and Loss Account in 2004. At the same time as our restructuring, we are rolling out our new company-wide IT system; the implementation of these two tasks in parallel is likely to result in some short-term disruption to the business, but we have taken the view that it is better to execute both initiatives quickly so that we can deliver the expected benefits as early as possible.

From a trading perspective, there is evidence of some improvement in the market in North America; profitability in Europe remains weak. Recent contract wins have secured a large part of our planned 2004 revenue in our international power projects business, giving us a larger order book than at the same time in 2003.

At this early stage of the year, and subject to exchange rate variations, we expect the underlying trading performance of the business in 2004 to be at a level broadly similar to that in 2003, although this is likely to take the form of a weak first half, as we implement many of our changes, followed by a stronger second half as we begin to see some of the efficiency gains coming through.

Philip Rogerson

Philip G Rogerson
Chairman
1 March 2004

Aggreko's market-place

The market
Customers come to Aggreko when they need power, temperature control or oil-free air. They might need it very quickly, for example when a power transformer fails in the local electricity grid. Or they might need it for such a short period of time that it is not economic to purchase a permanent installation, for example, a major sporting event might need additional power and cooling for a few days.

The nature of Aggreko's business means it is 'event-driven' – our customers turn to us when something unusual happens. 'Events' range from the very large and infrequent – for instance, in 1999 and 2000 there was a large increase in demand as businesses feared power problems associated with the millennium – to the small and recurrent, such as local power failures.

Examples of high-value, infrequent events or situations we have worked on include:

- Post-war reconstruction – Bosnia, Afghanistan, Iraq
- Hydro power shortage – Sri Lanka, Venezuela, Ghana
- Olympic Games – Salt Lake City Winter Olympics

Examples of lower-value, frequent events on which we might work are:

- An oil refinery needs additional cooling during the summer to maintain production efficiency
- A glass manufacturer suffers a breakdown in its plant, and needs power and oil-free-air compressors whilst its own equipment is repaired
- A rock festival needs additional power to support broadcast and lighting

Demand is created by events which differ in value and frequency (illustrative)



Value per occurrence
£1,000s
£10,000s
£100,000s
£1,000,000s
£10,000,000s
Construction
Factory breakdown/ maintenance
Utility breakdown/ maintenance
Entertainment
Telecoms roll-out
Storms
Utility augmentation
Olympics
War
Power crisis
Y2k
Occurrences per year
>1
10s
100s
1,000s
10,000s
100,000s

We estimate that the market for the short-term rental of power, temperature control and oil-free air is worth about £1.1 billion worldwide, and will grow at an estimated 2% above GDP. So if GDP grows at 3% on average, our market should grow at 5%, and be worth £1.4 billion by 2008.

The total market is worth £1.1 billion in 2003, growing by an average of 5%


2003
1,055
2008
1,366
CAGR 5%

Source: Aggreko, Bain projections

- Local power
- Temperature control
- Oil-free air
- Power projects

Our two different business models

There are two types of business within our market. One deals with small events which can occur regularly, and the other with large-scale events which occur infrequently. These two businesses require different skills, equipment and logistics. Accordingly, Aggreko has developed two different business models.

Our local business focuses on the smaller, more frequently occurring, events. Although most of this business has a leadtime of more than 12 hours, about 25% of its revenues come from responding to emergencies, so it is essential to have the capability to get equipment and technicians deployed to the customer's site within a matter of hours. This business operates from over 100 service centres in North America, South America, Europe, the Middle East, Singapore and Australia. These service centres look after customers who are typically within a radius of 150 miles, and they offer the complete range of our products and services. This local business accounted for 78% of our revenues in 2003, amounting to some £258 million.

Our international power projects business concentrates on very large contracts, some of which can be worth over £10 million; most contracts in this business are worth over £1 million. The biggest customers are power utilities; we also serve armed forces, oil companies and mines. We use standardised equipment: 1 megawatt containerised units built in our own assembly facility in Scotland, which are designed specifically to be easily transportable, reliable and rugged. Because these power projects can arise anywhere in the world, and the required response time is days or weeks rather than hours, we concentrate our fleet in five hubs - in South America, Africa, Europe, the Middle East and Asia. From each hub large amounts of equipment can be shipped or flown rapidly to wherever it is needed. In 2003, our international power projects business generated revenues of £74 million, or 22% of Aggreko's total turnover.

Who are our customers?

Revenue by customer segment


1
2
3
4
5
6
7

	Revenue by customer segment	%
1	Manufacturing	22.4
2	Utilities	18.8
3	Services	14.8
4	Construction	10.7
5	Oil & Gas	8.8
6	Entertainment	7.2
7	Other	17.3

Source: Aggreko internal reports

Aggreko's market-place continued

Our market share

We estimate that overall, in 2003, our worldwide share of the market for rental power, temperature control and oil-free air was approximately 23%, comprising 24% in the local business, and 20% in international power projects. In the local business, Aggreko is the market leader in the European Union, North America, the Middle East and Australia.

What is driving market growth?

Growth in Aggreko's local business in driven by four main factors.

- Area or sector GDP growth – as production grows, so does demand for energy.
- Propensity to rent – how inclined people are to rent rather than buy. This is driven by issues such as tax treatment of capital assets, and the growing acceptance of outsourcing.
- Price – this is linked to the first two, but is also dependent on rental equipment availability: if there is a surplus, prices will decline.
- Events: high-value/low-frequency events change the size of a market, although only temporarily. For example, the Californian power crisis in 2001-2 led to dramatic growth in the market in the US, which then fell back once the crisis was over.

These factors also impact our power projects business. However, two factors in particular are driving the growth in the power utilities market:

GDP growth in excess of grid capacity: in many developing countries around the world, the economies are growing faster than the power utilities can bring extra capacity on line. Furthermore, growing affluence in some of these countries means that people are becoming ever-more dependent on power, and increasingly intolerant of power failures.

Strategy Review

Our local business and the international power projects business face different challenges, and, therefore, need different approaches.

The local business

There have been two objectives behind our review of the local business structure. The first relates to service levels. Aggreko has always provided very high customer service, but we want to improve our customer service still further. We believe that by doing this, we can increase our market share, and, in consequence, our revenues. The second objective relates to the profitability of our local business which has been declining in recent years. This is in part because of over-supply in the North America market, as well as investment in the European business, and partly because of the way we have historically organised this part of the business. This has been based on a philosophy of making each local service centre an almost completely self-contained unit, with its own administration, management and infrastructure; each depot collects its own debts, makes its own local purchase agreements, and consequently carries a heavy overhead burden.

Accordingly, as part of our Strategy Review, we have devised a new operating model for out local businesses in Europe and North America. Called "hub-and-spoke", this model has two types of service centres: hubs hold our larger items of equipment, and provide service and repair facilities. Spokes are smaller, and act as logistics points from which equipment can be quickly delivered to a customer's site. In the new model, most administrative functions are carried out in central locations.

UK: 13 depots become 4 hubs and 9 spokes managed in 4 areas


Aberdeen
Dumbarton
Washington
Doncaster
Warrington
Yarmouth
Leicester
Birmingham
Port Talbot
London
Bristol
Fareham
Plymouth

● Hub
• Spoke

Strategy Review continued

This new model will have a number of benefits. For our customers, it will mean higher and more consistent levels of response and service. For the business, it will mean an operating business model which can allow us to increase revenues more cost-effectively – in other words, develop a more scalable business model.

A further benefit of the new model will be that profit and capital employed can be measured at the same point in the organisation. Historically, because of the size of our service centres and the frequency with which rental equipment had to move between them, capital employed was not measured at the same level as profitability. In our view, return on capital employed is the key metric in any business as capital intensive as ours, and a guiding principle of our organisation should be to devolve responsibility and authority to the lowest point that we can measure return on capital employed.

An integral part of the strategy for the local business is the implementation of our new IT platform, which will provide a single, global system for managing our business. Many of our service centres are currently running on incompatible or inadequate software packages, and their wholesale replacement will greatly improve the efficiency of our business.

Continental Europe: 26 depots become 6 hubs and 21 spokes managed in 6 areas


Amsterdam
Moerdijk
Antwerp
Lille
Le Havre
Paris North
Nantes
Paris South
Strasbourg
Bordeaux
Bibao
Toulouse
Madrid
Hamburg
Hannover
Berlin
Leipzig
Muelheim
Frankfurt
Munich
Stuttgart
Milan
Lyon
Marseille
Barcelona

● Hub
• Spoke

North America: 59 depots become 21 hubs and 25 spokes managed in 7 areas


West
Central
Great Lakes
Northeast
Southeast
South Texas
Gulf

● Hub
• Spoke

The international power projects business
This business has grown rapidly over the last five years, building an enviable reputation in delivering large power packages, often into remote locations around the world. However, the bulk of our business is concentrated in Africa and the Middle East. Our research has determined that these two regions account for less than 30% of the world market, and our strategy in this business is to expand our coverage rapidly to address a greater proportion of the market. Of particular interest are power utilities which have a high degree of reliance on hydro power. Whilst this can be a very cost-effective form of energy, it is dependent on rainfall, which can vary in any year, leading to potential short-term shortages of power.

Our strategy in international power projects business, therefore is to drive expansion into new territories, and, specifically, into Asia and South America. This policy will allow us to increase the revenues of the business, and also reduce the volatility, as we will be able to address a greater proportion of the opportunities which arise each year.

Summary

The objective of our strategy is to develop Aggreko into a business which is growing revenues and earnings, and producing healthy returns on capital; positioned in growing markets; with a number of strategic options for further development.

We will achieve this by:

- Re-structuring our local business into a new hub-and-spoke model, delivering best-in-class customer service and efficiency.
- Driving the expansion of our international power projects business into new territories, and thereby making it a larger and less volatile business.

Operating and Financial Review



Rupert Soames
Chief Executive



Angus Cockburn
Finance Director

Introduction

2003 was a difficult year for Aggreko. All of our regions reported lower margins, returns on capital employed and absolute levels of profit. At Group level revenue for the year ended 31 December 2003 decreased by £8.3 million to £331.8 million and operating profit fell to £44.7 million from £61.2 million in 2002. In constant currency terms, this equated to a 0.7% fall in revenue and a 25.5% fall in operating profit.

North America

Revenue in North America of $182.4 million was 5.8% lower than the previous year, with trading profit of $14.9 million compared to $25.9 million in 2002; the trading profit margin fell to 8.2% from 13.4% in the prior year. The revenue decline was due to the impact of the Salt Lake City Winter Olympics, which accounted for $17 million of revenue in 2002. A small increase in our underlying business was insufficient to offset the lack of revenue and profit from this major event.

Power revenue for the year as a whole was 24% behind 2002, due to the impact of the Salt Lake City Winter Olympics. However, this shortfall against the prior year arose in the first half, and our power business during the second half was slightly ahead of the same period in the prior year, due to work arising from the electricity grid failures in the North East of the United States and Hurricane Isabella.

Temperature control revenue was 2% behind 2002 reflecting the generally low average temperatures experienced in some areas of the United States during the key summer months, and the absence of any major plant failures that might have led to stronger demand for our industrial cooling towers. The impact of these factors would have been worse had we not won additional business as a result of the investment we have made in producing pre-engineered process enhancement solutions for our clients in the petrochemical and refining sectors.

Historically, returns in the oil-free air business, which accounts for 21% of North America's rental revenues, have been poor. However, there were signs in the second half of 2003 of some modest improvement in performance.

On a geographic basis, performance in North America was mixed. The North East performed particularly well benefiting from its new management team as well as the grid failures and Hurricane Isabella. The South also achieved a good result, but performance in the Mid West was disappointing, as a result of which changes have been made to the area management. The West had a poor first half, but recovered well in the second half of the year.

We have already made a good start to implementing our strategy in North America; this is focused on restructuring our service centre network into a "hub-and-spoke" model and building share in the local markets in which we have chosen to compete. Consequently, in the first week of January 2004, we announced the closure of eight of our fifty-nine service centres in North America, and converted a further five to sales offices. These changes will allow us to concentrate our rental fleet in our most productive markets, and hence improve our return on capital. These actions, along with others to reduce central overheads, have resulted in a headcount reduction of around 10%. The North America business has been reorganised from having some forty independent profit centres into seven areas, each functionally organised to provide professional sales and service. The management team is being strengthened with new appointments, some of whom have already joined the company. We have also announced that our North American senior management team is relocating from New Iberia, Louisiana, to Houston, which is a more practical location from which to manage the business.

Europe

Performance in the region as a whole was poor; revenue increased in constant currency by 5.6% to €163.3 million but trading profit of €17.7 million was sharply down against the prior year's €30.1 million; trading profit margin dropped to 10.8%, down from 18.4% in the previous year. Several factors were behind this fall in profitability. First, there has been a change in business mix; in 2002, our European operations won some large power projects, which ended in the first quarter of 2003. Offsetting the decline in project revenues, our local business grew strongly, but at lower margins. The second major reason for the decline in profitability related to the impact of the difficult market conditions experienced by our Dutch business in 2003. Additionally, the profit margin in Europe was affected by the investment made in 2002 and in the first half of 2003 in new rental assets, people and locations with a view to driving growth in the European business. Much of this investment has gone into opening and developing our new service centres in Milan, Madrid and Barcelona.

In terms of geographic performance, the UK had a satisfactory year, continuing to build on its strong market position. Ireland and the Nordic countries also did well, with the progress achieved during the first half being maintained for the year as a whole. The Central European result was negatively impacted by the continuing poor performance from our business in the Netherlands, where the trading environment was extremely difficult. However, our German business made some progress, recovering from its weak 2002 performance. Although revenue growth in our Southern European business was strong, the investment involved in expanding our businesses in Spain and Italy held back profit margins.

From a product perspective, power revenue was in line with the previous year. Temperature control had a good year due to the hot summer, and revenue grew by 12%. Our oil-free air business grew revenue by 42%, albeit from a low base relative to the other products.

In terms of progressing the implementation of our strategy, we have made a good start in the restructuring of our European business. The UK is furthest advanced; the thirteen service centres – each with their own profit and loss account – have been reorganised into four areas, each with an Area General Manager, Area Sales Manager and Area Service Manager. Plans have been announced to relocate four of our local service centres, and to establish four new hubs to support the rest of the service centre network. We are currently fitting out our new National Rental Centre, which will provide centralised call handling, sales support and administration 24 hours a day, seven days a week; this unit is planned to be operational by the middle of 2004. Our Central and Southern European businesses are also making good progress; we intend to relocate our European Head Office and European Service Centre to more suitable premises in the Netherlands, and also to relocate a number of our service centres.

International

Results in our International business need to be viewed in the light of the substantial variations in revenue that arise from contracts to supply fuel in Sri Lanka, which we pass on without margin to the customer. This revenue in 2003 amounted to £7.5 million, as against £15.3 million in 2002. Excluding this element, revenue at £99.7 million was 6.8% ahead of 2002, and the trading profit margin was 20.4% as against 23.7% in the prior year. In addition, the weakness of the US dollar has caused a significant negative impact on revenues and profits.

Our international power projects business had a strong first half but its second half performance relative to 2002 was affected by the very significant reduction in revenues from Sri Lanka. During the second half of 2003, 20 MW of power was on hire in the country compared with 200 MW in 2002. The impact was in part offset by a high level of other project related activity across the international region, with military support work in particular contributing over £20 million of revenue during the year.

Our Middle East operations were particularly active both in the local markets and also in support of projects relating to military activity in the Gulf and Iraq where we are providing power at a number of locations including ports, refineries and in support of humanitarian aid. In Afghanistan, we have won back from a competitor a major power project in Kabul, and in a separate project are also providing utility power during the renovation of a hydro-electricity plant.

In Africa, we have continued to provide service to a number of utilities and manufacturing plants, and we were selected to provide power for the Commonwealth Heads of Government meeting in Abuja. Other notable projects included the provision of emergency power and oil-free compressed air for a refinery in Morocco following a devastating flood and fire in late 2002 that extended on through 2003.

Our Australian business has continued to perform well; notable highlights were a major utility project in Fiji, and the provision of standby power for the Rugby World Cup. The temperature control business was particularly strong.

Our strategy in our International business is focused on geographic expansion, and specifically in Asia and South America, two markets in which we have historically been under-represented. Good progress has been made in South America, with service centres established in Macae, Brazil and Montevideo, Uruguay; most importantly, we have won our first utility supply contract in the region, with 30 MW being supplied to Venezuela.

Summary

2003 has been a difficult year for Aggreko; however, we now have a clear strategy and direction for the business, and a clear plan for what needs to be achieved over the next two years as we restructure the operations. Whilst implementing our new IT system in parallel with the new organisation will not be without difficulty, the whole management team is confident that these actions will provide the foundation from which we can deliver long-term sustainable growth.

Financial Review – Overview

The profit and loss account for the year ended 31 December 2003 is summarised below:

	2003 £ million	2002 £ million
Revenue	**331.8**	340.1
Operating profit	**44.7**	61.2
Profit before tax	**40.1**	55.1
Taxation	**(12.8)**	(20.1)
Profit for the financial year	**27.3**	35.0

Earnings per Share

Basic earnings per share for the year of 10.17 pence represent a decrease of 21.9% over the 2002 figure of 13.03 pence. The diluted earnings per share for the year were 10.14 pence, a decrease of 22.1% on the 2002 figure of 13.02 pence.

Shareholders' Funds

Shareholders' funds increased by £12.3 million to £185.9 million, represented by the net assets of the Group of £285.8 million before net debt of £99.9 million. The movements in shareholders' funds are analysed in Table 1 below:

Table 1: Movements in Shareholders' Funds

	£ million	£ million
As at 1 January 2003		173.6
Profit for the financial year	27.3	
Dividend[1]	(15.1)	
Retained earnings		12.2
Exchange		0.1
As at 31 December 2003		**185.9**

[1]The proposed final dividend for 2003 is 3.45 pence per ordinary share which, when added to the interim dividend of 2.20 pence, gives a total for the year of 5.65 pence (2002 – 5.55 pence).

Cashflow and Net Debt

EBITDA (Earnings before Interest, Taxes, Depreciation, and Amortisation) for the year amounted to £103.6 million, down 11.4% on 2002. The net cash inflow from operating activities during the year totalled £96.6 million (2002 – £105.3 million). This funded the capital expenditure of £61.9 million, which was up £2.5 million on 2002. Net debt decreased by £17.3 million during the year, reflecting principally lower levels of taxation and interest as well as foreign exchange movements, partially offset by higher capital expenditure.

Financial Position
As a result of the decrease in net debt, gearing (net debt as a percentage of equity) at 31 December 2003 reduced to 54% from 68% at 31 December 2002.

The net interest charge for the year was £4.6 million, a decrease of £1.5 million on 2002, reflecting the lower level of net debt during the year combined with lower interest rates. Interest cover remains strong at 9.7 times, compared to 10.1 times in 2002. Based on the proposed final dividend of 3.45 pence, which would result in a full-year dividend of 5.65 pence per ordinary share, dividend cover is 1.8 times.

The net operating assets of the Group at 31 December 2003 total £323.7 million, down £4.3 million on 2002. The returns on average net operating assets have fallen to 13.7% compared to 18.4% in 2002.

Currency Translation
The Group has consistently over the years sought to hedge its net investment in overseas subsidiaries but not its major currency translation exposures. The net overall impact of exchange rates on currency translation in 2003 was to reduce revenue and operating profit by £5.9 million and £1.1 million respectively. In addition to the translation impact in the North American business, the year-on-year weakening of the US dollar, highlighted in Table 2 below, impacted our international projects business, due to a significant proportion of its revenue being denominated in US dollars. Set out in Table 2 are the principal exchange rates affecting the Group's overseas profits and net assets.

Table 2 (per £ sterling)

Principal Exchange Rates

	2003		2002	
	Average	Year End	Average	Year End
United States Dollar	**1.64**	**1.79**	1.50	1.60
Euro	**1.44**	**1.42**	1.59	1.54

Other Operational Exchange Rates

	2003		2002	
	Average	Year End	Average	Year End
UAE Dirhams	**6.01**	**6.58**	5.53	5.89
Australian Dollar	**2.51**	**2.38**	2.76	2.84

(Source: Reuters)

Treasury

Role of group treasury
The Group's treasury function is managed centrally to support the operating activities of the Group. Its primary role is to ensure that adequate liquidity is available to meet the Group's funding requirements as they arise and that financial risk arising from the Group's underlying operations is effectively identified and managed.

The Group does not undertake any trading activity in financial instruments nor does it enter into any leveraged derivative transactions.

Management of foreign exchange risk
The Group manages its currency flows to minimise foreign exchange risk arising on transactions denominated in foreign currencies and uses forward contracts where appropriate to hedge net currency flows.

In order to reduce the currency risk arising on its net investments the Group uses direct borrowings in the same currency as those investments. Group borrowings are currently drawn down in the principal currencies affecting the Group, namely US dollar, sterling and euro.

Management of interest rate risk
The Group's borrowings of £106.5 million at 31 December 2003 were principally drawn under bank facilities at floating rates. In order to manage interest rate risk, the Group uses interest rate swaps where appropriate to vary the mix of fixed and floating rates. At 31 December 2003 debt of £65.7 million, after interest rate hedging activity, was at fixed rates of interest. This results in a fixed to floating rate net debt ratio of 66:34 (2002 – 54:46).

Management of funding and liquidity risk
The Group maintains sufficient facilities to meet its normal funding requirements over the medium term. These facilities are primarily in the form of bank borrowings arranged on a bilateral basis with a number of international banks. The Group does not consider that the financial covenants contained in the facilities are restrictive to its operations.

Management of counterparty credit risk
Cash deposits and other financial instruments give rise to credit risk on amounts due from counterparties. The Group manages this risk by limiting the aggregate amounts and their duration based on the credit rating of the relevant counterparty.

Financial Indicators
The key financial indicators, which when taken together are a measure of performance and the efficiency of the finance and risk management structures in place, are shown in Table 3.

Table 3: Financial Indicators

	2003	2002
Interest Cover	**9.7 times**	10.1 times
Net Debt/Equity	**54%**	68%
Net Debt/EBITDA	**96%**	100%
Average Cost of Debt	**3.7%**	4.4%
Effective Tax Rate	**32.0%**	36.5%

Taxation

Taxation payable on the Group's profit on ordinary activities for 2003 was £12.8 million (2002 – £20.1 million). The Group's effective taxation rate for 2003 was 32.0% (2002 – 36.5%) primarily reflecting the geographic mix of profit generation.

International Financial Reporting Standards

The Group is in the process of a review to ensure that it will be prepared to meet with the forthcoming requirement to prepare its accounts under International Financial Reporting Standards.

Rupert Soames
Chief Executive

Angus G Cockburn
Finance Director

1 March 2004



In 2003 we began implementing our Global Environmental, Health & Safety Management System (GEMS) at every level of our business, and in every part of our international network. As a result, the entire company now has a single operational vision for safe working and the protection of the environment, easily accessible to each employee.

Corporate Responsibility

Introduction

The international nature of our operations brings with it many obligations. These responsibilities are extensive – from protecting the environment throughout the continents in which we work, to safeguarding the health and safety of our employees; from reducing noise pollution to ensuring integrity and honesty in our business dealings. In these and many other ways, it is Aggreko's objective to operate worldwide in a safe and responsible manner.

Aggreko and the environment

Aggreko's equipment is designed to function in all continents and all types of terrain. By careful design and use of the most suitable technology, we also aim to minimise the environmental impact of that equipment. All Aggreko's equipment and solutions are designed to comply with applicable laws, regulations and industry standards wherever we operate it in the world.

In effect, this means they comply with the laws, regulations and standards of some of the most stringent jurisdictions in which we do business, and therefore go far beyond the levels required in many others. Our commitment to the environment is also evident at a more strategic level. The key features in our company-wide Environmental Policy include:

- considering environmental issues in the design, maintenance and operation of our equipment;

- promoting and demonstrating our commitment to pollution prevention;

- working with suppliers, customers and subcontractors to develop more sustainable products and services; and

- integrating environmental considerations into all relevant business decisions.

Legislation to limit exhaust emissions around the world is becoming increasingly stringent year by year and Aggreko takes its environmental responsibilities very seriously. In 2003 Aggreko introduced four new engines to its generator rental fleet certified to the latest North American standards i.e. Tier 2 of the Environmental Protection Agency regulations, and which also comply with the requirements of future European legislation.

Health and safety

Just as our corporate responsibility policies respect places, so too do they respect people – both our own people and the people impacted by our operations. It is Aggreko's objective to safeguard the health and safety of our employees, our customers and the communities in which we work. Among the key features of Aggreko's Health and Safety Policy are:

- considering health and safety issues throughout the design, maintenance and operation of our fleet;

- supplying safe and reliable products and services to the market-place;

- timely communication of our business activities and the risks associated with our operations to employees, customers, governments and the communities in which we operate;

- working diligently to prevent all incidents by engaging with employees and educating them in the implementation of our policy; and

- integrating health and safety considerations into all relevant business decisions.

In 2002 Aggreko's environmental, health and safety managers from across our regions and divisions joined together to create the Global Environmental, Health & Safety Management System (GEMS). In 2003 we drove forward the implementation of GEMS on the frontline of our business. At the core of GEMS is a Best Operating Practice document that is published in 9 languages (English, French, German, Dutch, Spanish, Finnish, Italian, Norwegian, Swedish) and distributed to every Aggreko employee worldwide. We are continuing to implement all of the components of the GEMS in all corners of the globe in which we do business. The majority of GEMS components are now fully implemented throughout all Aggreko locations. In addition to our Global Environmental, Health & Safety Policy, these components include:

- a uniform accident and incident data collection system;

- global key performance indicators for environmental, health and safety issues;

- the implementation of monitoring and measuring tools for those key performance indicators; and

- the incorporation of environmental, health and safety issues into our selling process.

This new system gives us a comprehensive but practical tool that is truly global, a single vision for corporate responsibility that can be applied throughout the entirety of our operations.

Corporate Responsibility continued

Corporate ethics

Aggreko has a reputation for delivering innovation, performance and solutions.

Also at the heart of our long-term success is something less tangible, less easily illustrated with figures or case studies. This key element is integrity and honesty in our business dealings, a factor that contributes to our long-term relationships with customers. All Aggreko employees are expected to behave ethically in their work, and our expectations of them are set out in a Corporate Ethics Policy. The objective of the policy is to make Aggreko a good company to work for, to maintain our reputation for exceptional customer service, and to ensure the business is managed to a consistently high standard.

Employees who suspect any breaches of the Corporate Ethics Policy are encouraged to speak up, and their confidentiality and position is protected if they do so.

Managing the policy

Responsibility for ensuring that Aggreko's Environmental, Health and Safety Policy is implemented and monitored lies with a nominated member of the Board. In addition, the Board of Directors of Aggreko plc will ensure that the necessary organisation and resources exist to facilitate the achievement of Aggreko's environmental, health and safety goals. It is also the responsibility of each and every Aggreko employee to implement the policy and live up to its commitments.

See our Corporate Responsibility Website

Further information and copies of the Environmental, Health and Safety Policy and Corporate Ethics Policy are available on **www.aggreko.com/ourcompany/Corporate-Responsibility**

GOVERNANCE

Governance

aggreko

Board of Directors

Philip Rogerson



Rupert Soames



Angus Cockburn



Derek Shepherd



Hendrik Jan Molenaar



Philip Rogerson † (59) Chairman
Philip Rogerson is Chairman of Viridian Group plc. He was Deputy Chairman of BG plc (formerly British Gas plc) until February 1998 having been a Director since 1992. He is also Chairman or a Non-executive Director of a number of other companies. He joined the Board of Aggreko plc in September 1997 and was appointed as Chairman in April 2002. On 30 December 2002 he also assumed the responsibilities of Group Chief Executive until the appointment of Rupert Soames on 1 July 2003.

Rupert Soames † (44) Group Chief Executive
Rupert Soames was formerly with Misys PLC, where he was most recently Chief Executive of the Banking and Securities Division. Before joining Misys, Rupert was with GEC plc for 15 years, working in a number of their subsidiaries; in the last 4 years of his service with GEC he was responsible for the UK, African and Asian operations of Avery Berkel. He joined the Board as Group Chief Executive on 1 July 2003.

Derek Shepherd (61) Managing Director – International
Derek Shepherd, a Chartered Engineer, left his position as Managing Director of Taylor Woodrow Nigeria to become International Managing Director of Gammon (HK) in Hong Kong and joined Aggreko in 1988 as Managing Director of the UK business. He was appointed Director of Aggreko Europe in 1991 and became Managing Director the following year. He joined the Board of Aggreko plc in September 1997. In March 1999 he was given responsibility for Aggreko International Power Projects together with the Company's activities in the Middle East, Australia, Asia Pacific Region and more recently South America. He is based in Dubai, United Arab Emirates.

Angus Cockburn (40) Finance Director
Angus Cockburn, a Chartered Accountant, joined Aggreko in May 2000 as Finance Director. He was previously Managing Director of Pringle of Scotland, a division of Dawson International PLC, having joined that company in 1997 from PepsiCo Inc. At PepsiCo he spent five years in various positions, latterly as Regional Finance Director for Central Europe based in Budapest. He has worked with KPMG both in the UK and in the USA and has an MBA from the IMD Business School in Switzerland.

Hendrik Jan Molenaar (39) Managing Director – Europe
Hendrik Jan Molenaar, a Dutch national, joined Aggreko in 1992 as European Business Development Manager, having gained an MBA from Nijenrode University in the Netherlands. In 1995 he was appointed General Manager Middle East and headed up the rapid development of the Company's business in the United Arab Emirates, Oman and Saudi Arabia before returning to Europe in early 1999 to take responsibility for the UK operations. In November 1999 he was appointed European Operations Director and in February 2001 he became European Managing Director and was appointed an Executive Director of Aggreko plc.

George Walker



Nigel Northridge



Andrew Salvesen



Roy McGlone



George Walker (46) President – Aggreko North America
George Walker, a United States citizen, joined Aggreko in 1987 when the Company initially entered the temperature control business through the acquisition of Mobile Air-Conditioning Inc. where he was Controller and then Vice-President. A graduate of the University of Texas, he became a Vice-President of Aggreko Inc. in 1988 and was appointed Executive Vice-President in 1997. In January 2001 he became President of Aggreko North America and was appointed an Executive Director of Aggreko plc.

Nigel Northridge * § † (48) Senior Independent Non-executive Director
Nigel Northridge was appointed as Chief Executive of Gallaher Group Plc in January 2000, having started his career with that business in 1976 as a trainee manager. Over his 28 years with Gallaher he has held a wide range of senior positions including Divisional Director Iberia, General Manager Europe and, prior to taking up his present position, Group Sales and Marketing Director. He is also a Non-executive Director of Paddy Power plc. He joined the Board of Aggreko plc on 14 February 2002.

Andrew Salvesen * § † (56) Non-executive Director
Andrew Salvesen, was appointed to the Board of Aggreko plc in September 1997. Previous to that, he had more than 20 years' experience with the Christian Salvesen group, included being Managing Director of Christian Salvesen's former Oilfield Technology operations and was a Non-executive Director of Christian Salvesen PLC between 1989 and September 1997. He is a Non-executive Director of Smedvig ASA, Chairman of Roxar AS and Deputy Chairman of the National Trust for Scotland.

Roy McGlone * § † (50) Non-executive Director
Roy McGlone joined the Board in September 2002. He is Chief Executive of BBA Group plc, having previously held the position of Group Finance Director. A chartered accountant, he qualified with Price Waterhouse and subsequently held positions with Meggitt plc and BICC plc.

Company Secretary
Paul Allen (55)
Paul Allen, a Chartered Accountant, was Divisional Accountant of the Industrial Services division of Christian Salvesen PLC at the time of the acquisition by it of Aggreko in 1984. In 1986, following the acquisition of the North American business he became Financial Controller of Aggreko North America. He returned to the UK in 1993 and became Head of Finance for Aggreko in 1994. He was appointed Company Secretary in September 1997.

Board Committees Membership
* Audit § Remuneration † Nomination

Directors' Report

Results and Dividends

The profit for the financial year after taxation was £27.3 million (2002 – £35.0 million). An interim dividend of 2.20 pence per ordinary share was paid on 21 November 2003 and the Directors now recommend a final dividend of 3.45 pence per ordinary share payable on 21 May 2004, making a total for the year of 5.65 pence per ordinary share (2002 – 5.55 pence). The total cost of these dividends amounts to £15.1 million (2002 – £14.9 million).

The balance of the retained profit for the financial year of £12.2 million (2002 – £20.1 million) has been transferred to reserves.

Post Balance Sheet Events

Note 26 to the accounts describes an event subsequent to 31 December 2003 and amounts that will be charged to the Profit and Loss Account in 2004 as exceptional items.

Share Capital

Details of the changes in issued share capital during the year are shown in Note 19 to the Accounts.

Principal Activities

The principal activities of the Group, significant changes in those activities and an indication of likely future developments are described in the Chairman's Statement on pages 4 and 5 and in the Operating and Financial Review on pages 12 to 17. Principal subsidiary undertakings are listed in Note 24 to the Accounts.

Going Concern

The Directors, having made all the relevant enquiries, consider that the Group and the Company have adequate resources at their disposal to continue their operations for the foreseeable future, and that it is therefore appropriate to prepare the accounts on a going concern basis.

Directors

The Directors of the Company and their biographical details are set out on pages 22 and 23.

Mr R C Soames was appointed on 1 July 2003 and is obliged to retire at the forthcoming Annual General Meeting and, being eligible, offers himself for election.

Mr G P Walker and Mr H J Molenaar retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election.

All of the Directors have service agreements or letters of appointment and the details of their terms are set out in the Remuneration Report on page 36. No other contract with the Company, or any subsidiary undertaking of the Company, in which any Director was materially interested subsisted during or at the end of the financial year.

A statement of Directors' interests in the share capital of the Company at the end of the financial year is given on pages 39 and 40.

Donations

During the year the Group contributed £37,596 (2002 – £53,269) in terms of cash, employees' time and other services to a range of charitable, community and arts organisations. Of this total £20,428 (2002 – £27,920) was donated to registered UK charities.

No political donations were made during the year (2002 – Nil).

Employees

The Group continues to operate team briefings throughout its business to keep employees informed of developments and plans, both in their own operations and in the Group as a whole. Employees have access to the "Aggreko Resource Centre", an Intranet based system, which provides them with a wide range of information on the activities of the Group around the world. The annual and interim results are publicised extensively throughout the business and are made available to all employees.

The Aggreko Savings-related Share Option Scheme (Sharesave) was launched in 1998 and currently more than a third of employees with over six months service participate in this scheme. A substantial number of employees have share-holding interests built up through Sharesave and other schemes.

The Group's policies for recruitment, training, career development and promotion of employees are based on the suitability of the individual and give those who are disabled equal treatment with the able bodied. Where appropriate, employees disabled after joining the Group are given suitable training for alternative employment with the Group or elsewhere.

Supplier Payment Policy

It is the Group's policy to settle the terms and conditions of payment with suppliers when agreeing each transaction, to ensure that suppliers are made aware of these terms and, in practice, providing the supplier meets its contractual obligations, to abide by them. In overall terms, the Group had approximately 27 days credit outstanding as at the balance sheet date.

Annual General Meeting

The Company's Annual General Meeting will be held on Wednesday 28 April 2004 at the Hilton Hotel, 1 William Street, Glasgow and the notice of this meeting is set out on pages 64 to 66.

Special Business

Rules of the Long-term Incentive Arrangements

Resolutions 8 and 9 at the forthcoming Annual General Meeting will, if passed, adopt by resolution of the Company the Long-term Incentive arrangements that are described in summary in the Remuneration Report on pages 32 and 33 and in more detail in the explanatory notes to the Notice of Annual General Meeting.

Employee Benefit Trust

Resolution 10 proposes the establishment of an employee benefit trust. The main features of the Aggreko plc Employee Benefit Trust which, it is proposed, will be established and be operated in conjunction with the proposed Long-term Incentive Arrangements, are summarised in the explanatory notes to the Notice of Annual General Meeting and the resolution for its approval is set out in the Notice of Annual General Meeting. In accordance with normal practice, the trustee will be independent of the Company and the number of Shares that the trustee may purchase on the open market in any ten-year period will be restricted to 5% of the issued ordinary share capital of the Company.

Directors' voting

Resolution 11 relaxes the provisions in the Articles of Association of the Company, which would prevent a Director from voting on any resolution of the Board in which he or she has an interest. This is required in order to allow the Executive Directors of the Company to vote and be counted in a quorum at any meeting of the Directors connected with the adoption and operation of the proposed Aggreko Performance Share Plan, the Aggreko Co-investment Plan and the Aggreko employee benefit trust (including the grant of awards and the establishment of similar plans and trusts, but excluding matters connected with their own participation in such plans and trusts).

Directors' Report continued

Changes to the Company's Articles of Association

Resolution 12 proposes as a special resolution to adopt new Articles of the Company.

The proposed new Articles of Association differ from the current Articles by changes designed to facilitate electronic communication between the Company, its Shareholders and Directors. In particular, these changes:

(i) authorise the Company to serve any notice or document on a member by sending it using electronic communications to an address for the time being notified by the member concerned to the Company, or by publication on a website in accordance with the provisions (as amended from time to time) of the Companies Acts;

(ii) authorise the Board to permit the appointment, delivery and cancellation of proxies by way of electronic communications (including provision for electronic signatures);

(iii) authorise members to intimate an "electronic" address to the Company for various purposes;

(iv) authorise the Company to serve notice of Board meetings by way of electronic communications and permit the appointment and removal of an alternate director by way of electronic communications; and

(v) make various consequential provisions regarding the giving and authentication of electronic notices, proxies and other documents, and regarding the delivery/receipt of electronic communications.

A copy of the proposed new Articles of Association, marked to show the detailed changes, will be on display at the Registered Office of the Company up to the date of the Annual General Meeting, and at that Meeting.

Allotment for Cash

Resolution 13 proposes as a special resolution to disapply the statutory pre-emption rights of shareholders on allotment of equity securities for cash up to a limit of a total of shares with a nominal value of £2,678,000, being approximately 5% of the current issued share capital.

The resolution also disapplies these rights to the extent necessary to facilitate rights issues. The authority under this resolution would expire on the date of the Annual General Meeting in 2005 or on 27 July 2005, whichever is the earlier. This resolution is on the same basis as approved last year and the Directors intend to seek renewal of this power at subsequent Annual General Meetings.

Purchase of Own Shares

The final item of special business is the Directors' recommendation that shareholders renew the authority of the Company to purchase its own ordinary shares as permitted under Article 7 of its Articles of Association. Accordingly, Resolution 14 will be proposed as a special resolution seeking authority to make such purchases in the market. The Directors will only use such authority when they consider it to be in the best interests of shareholders generally and an improvement in earnings per share would result. The Board is taking the power to hold shares in treasury; accordingly, any ordinary shares purchased under this authority will either be cancelled (and the number of ordinary shares on issue reduced) or held in treasury.

Resolution 14 specifies the maximum number of ordinary shares which may be purchased (representing approximately 10% of the Company's existing issued ordinary share capital) and the minimum and maximum prices at which they may be bought, reflecting the requirements of the Companies Act 1985 and of the Financial Services Authority, as set out in the Listing Rules. The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

Treasury Shares

Amendments to the Companies Act which came into force on 1 December 2003 allow companies acquiring their own shares to hold these shares in treasury for re-sale. Resolutions 13 and 14 would provide the Directors with the authority they need to use treasury shares to give the Company more flexibility in managing its share capital. The Directors have no immediate intention of using such authority and would do so only when they consider it to be in the best interests of shareholders generally.

The Directors intend that any buy back of shares into treasury and re-sale of shares from treasury will operate within the following limits:

- No more than 10% of the Company's issued shares will be held in treasury at any time; and
- Treasury shares will not be sold at a discount of more than 10% to the middle market price of shares at time of sale.

Notifiable Interests

As at 16 February 2004 the Company had received notifications of the following share holdings in excess of 3% of the issued ordinary share capital:

Name of Shareholder	Number of Shares	%
Deutsche Bank AG, Frankfurt†	43,929,407	16.40
A E H Salvesen*	14,553,159	5.43
Wellington Management Company, LLP	9,249,604	3.45
Legal & General Investment Management Limited	9,117,876	3.40

†Including direct and indirect subsidiary company interests. *Including immediate family and trustee interests.

The Directors are not aware of any other material interests amounting to 3% or more in the share capital of the Company.

Auditors

A resolution re-appointing PricewaterhouseCoopers LLP as the Company's auditors will be proposed at the Annual General Meeting.

By order of the Board

A Paul Allen
Secretary
1 March 2004

Directors' Responsibilities

Company law requires the Directors to prepare Accounts for each financial period which give a true and fair view of the state of affairs of the Company and the Group and of the consolidated profit or loss for that period. In preparing those Accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts; and
- prepare Accounts on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Accounts comply with the Companies Act 1985. They are also responsible for the Group's system of internal control and safeguarding its assets and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that these Accounts comply with the foregoing requirements.

Corporate Governance

Introduction

The Board remains committed to high standards of corporate governance and supports the Combined Code of Corporate Governance (the "Code") published in 1998 and issued by the Financial Services Authority as an Appendix to its Listing Rules. The Board has reviewed its corporate governance policies and practices in the light of revised Code published in July 2003 which will apply to the financial year commencing on 1 January 2004. The Board intends to support the provisions of this revised code and this statement reports on any provisions with which the Group may not initially comply on 1 January 2004.

Board Meetings and Responsibilities

Corporate governance is the responsibility of all Directors. The Board meets at least six times a year. Amongst the matters reserved for decision by the full Board are strategic policy, acquisitions and disposals, capital projects over a defined limit, annual budgets, new Group borrowing facilities and significant changes to employee benefit schemes.

There is a distinct and defined division of responsibilities between the Non-executive Chairman and the Group Chief Executive. The Chairman is primarily responsible for the effective working of the Board and the Group Chief Executive is responsible for the operational management of the business and for the implementation of the strategy agreed by the Board. However, it should be noted that following the death of Mr P J Harrower on 30 December 2002, the Chairman assumed the responsibilities of Group Chief Executive until the appointment of Mr R C Soames on 1 July 2003. The division of responsibilities between the Non-executive Chairman and the Group Chief Executive were immediately restored following the appointment of Mr Soames.

Independent Directors

The Board currently comprises a Chairman, Group Chief Executive, four other Executive Directors and three Non-executive Directors; their details are set out on pages 22 and 23. The Non-executive Directors bring a wide range of experience to the Company and are considered by the Board to be independent as defined in the revised Code. The Board has specifically considered the independence of Mr A C Salvesen who is himself a significant shareholder and holds just under 3% of the issued share capital. The Board does not consider that this holding will impact Mr Salvesen's independence. The Board has also satisfied itself that none of the Non-executive Directors represent any other shareholder or group of shareholders.

Mr N H Northridge has been appointed as the Senior Independent Director and together with the two other Non-executive Directors provides a strong and independent element on the Board. The revised Code states that at least half of the Board, excluding the Chairman, should be comprised of independent Non-executive Directors. However, the Directors believe that to achieve this balance, requiring the appointment of two additional Directors, would cause the Board to be unwieldy.

Re-election of Directors

One third of the members of the Board must retire by rotation each year and may offer themselves for re-election if eligible. The Board has also resolved that all of its members must submit themselves for re-election at regular intervals of at least every three years. Any Director appointed by the Board will be subject to election by shareholders at the first opportunity after his or her appointment and will not be taken into account in determining the Directors who are to retire by rotation at that meeting.

Standing Committees

The Board has standing Audit, Remuneration and Nomination committees, the memberships of which are detailed on pages 22 and 23. Each committee reports to, and has its terms of reference approved by, the Board and the minutes of the committee meetings are circulated to, and reviewed by, the Board.

The Audit Committee currently comprises three Non-executive Directors. It normally meets at least three times a year under the chairmanship of Mr R V McGlone. Although they are not members, the Chairman, Group Chief Executive, Finance Director, Head of Internal Audit and the external auditors normally attend these meetings. The internal and external auditors have direct access to the Audit Committee Chairman at all times. The nature and scope of the audits are discussed with the external and internal auditors in advance and matters arising from their work and the accounts are reviewed. The Committee also aims to ensure that the internal audit function is adequately resourced and has appropriate standing within the Group, reflecting the determination of the Board to ensure that internal financial control procedures are of a high standard. Written and verbal reports from the Head of Internal Audit are received by the Committee on a regular basis.

The Remuneration Committee is currently comprised of three Non-executive Directors. It meets at least twice a year and is under the chairmanship of Mr N H Northridge. Its primary function is to determine the Company's policy on Board remuneration and to approve the specific terms and conditions of employment of the Executive Directors and senior managers, including the basis on which performance related awards are calculated. The Committee also determines the terms on which any employee share or share option schemes are to be offered and the basis of invitations to participate. The fees payable to the Chairman and Non-executive Directors are established by the full Board. However, with effect from 1 January 2004 the Remuneration Committee will also make recommendations to the Board in respect of the fees to be paid to the Chairman.

The Nomination Committee is chaired by the Chairman of the Board and includes the Non-executive Directors and the Group Chief Executive. Its responsibilities are to assist the Board with succession planning and with the selection process for the appointment of new Directors, including the Chairman.

The terms of reference of the standing committees of the Board are available on our website at www.aggreko.com/investors.

Relations with Shareholders

The Notice of Annual General Meeting on pages 64 to 66 sets out the resolutions that will be proposed. The Board supports the use of this meeting as a means of communicating with private investors and encourages their participation. The Company is ready, where practicable, to enter into a dialogue with institutional shareholders, analysts and investors. Senior executives seek to meet regularly with institutional and major shareholders to improve their understanding of the Company and its objectives.

Internal Control

Monitoring Risk

The Board has applied Principle D.2 of the Code by establishing a continuous process for identifying, evaluating and managing the risks that are considered significant by the Group.

The Board is responsible for reviewing the effectiveness of the Group's system of Internal Control as well as significant risk issues. Such a system is designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board's monitoring framework covers a wide range of controls, including financial, operational and compliance controls together with risk management. It is based principally on reviewing reports from management and considering whether significant risks are identified, evaluated, managed and controlled and ensuring that any significant weakness thus identified is promptly remedied. The Board continues to enhance and strengthen the procedures for identifying and monitoring of key areas of risk.

The Board also considers financing and investment decisions concerning the Group and monitors the policy and control mechanisms for managing treasury risk. The Group insurance programme is reviewed by the Board which also approves self-insured exposures.

A comprehensive procedure for monitoring all significant risks has been in operation throughout the year and key risks have been identified on a risk register. The Board has considered the probability of those risks occurring and their impact, as well as the actions that would be taken in response to them if they did occur.

Review of Effectiveness

In compliance with Provision D.2.1 of the Code, the Board reviews the effectiveness of the Group's system of internal control.

On an annual basis the Board undertakes a formal review which is designed to assess the application of the principal financial and operational controls operated by the Group. The review, which is based on self-assessment by senior operational management, is carried out using a risk review and control questionnaire and is intended to complement the internal and external audit procedures.

During the year the Audit Committee of the Board reviews the external and internal audit work programmes and considers reports from internal and external auditors on the system of internal control and any material control weaknesses. It also receives responses from management regarding the actions taken on issues identified in audit reports.

The Board has also undertaken a specific assessment of internal control for the purpose of this Annual Report. This assessment considered all significant aspects of internal control arising during the year ended 31 December 2003. Accordingly, the Board is satisfied that the Group continues to have an effective system of internal control.

Corporate Responsibility

The Board has set policies for the Group to ensure that it operates worldwide in a safe, ethical and responsible manner, which protects the environment as well as safeguarding the health and safety of its employees, its customers and the communities in which it operates. These policies are intended to recognise, evaluate and responsibly manage environmental, health and safety risks through implementation of a comprehensive Global Environmental, Health and Safety Management System that standardises best operating practices, objectives, data collection, reporting, audits, performance indicators and goals. These policies are set out in more detail on pages 18 to 20.

Pensions

The assets of the UK defined-benefit pension fund are controlled by trustees; they are held separately from the assets of the Company and invested by independent fund managers. These segregated funds cannot be invested directly in the Company. Four trustees have been appointed by the Company and, in addition, two member-nominated trustees have been appointed. This fund was closed to new employees joining the Group after 1 April 2002; new employees are now offered membership of a Group Personal Pension Plan.

Compliance with the Code

As noted under "Board Meetings and Responsibilities", between 30 December 2002 and 1 July 2003, the Chairman assumed the responsibilities of Group Chief Executive. The division of responsibilities between the Chairman and Group Chief Executive were restored following the appointment of Mr R C Soames on 1 July 2003.

With the exception of this item, the Directors consider that the Group complies and has complied throughout the year ended 31 December 2003 with all of the Provisions of the Code.

The revised Code that will apply from 1 January 2004 states that at least half of the Board, excluding the Chairman, should be comprised of independent Non-executive Directors; however, the Directors believe that to achieve this balance would cause the Board to be unwieldy.

Philip G Rogerson
Chairman
1 March 2004

Remuneration Report

The Directors confirm that the Company has complied with the Principles and underlying Provisions relating to Directors' remuneration of The Combined Code of Corporate Governance (the "Code") published in 1998 and that this Remuneration Report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. The Directors also confirm that the Company intends to comply with the revised Code published in July 2003 with effect from 1 January 2004. Details of each individual Director's remuneration for 2003 are set out on page 37. Information on Directors' share and share option interests may be found on pages 39 and 40.

Remuneration Committee (the "Committee"): Composition, Responsibilities and Operation

The names of the members of the Committee who served during the year ended 31 December 2003 are as follows:
Mr N H Northridge *Chairman*
Mr A C Salvesen
Mr R V McGlone (appointed 22 January 2003)
Mr P G Rogerson (stood down from the Committee on 22 January 2003)
Mr P G Rogerson previously chaired the Committee; on standing down he was replaced as Chairman by Mr N H Northridge.

The Committee is entirely composed of independent Non-executive Directors, except Mr P G Rogerson who was a member between 1 January 2003 and 22 January 2003. They have no personal financial interest, other than as shareholders, in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day operational responsibility within the Group.

The Committee's principal function is to determine the policy on remuneration for the most senior executives and to approve the specific remuneration of the Executive Directors and the Secretary, including their service contracts. After 31 December 2003 the Committee will also take responsibility for making a recommendation to the Board in respect of the remuneration of the Chairman.

The Committee's remit therefore includes, but is not restricted to, basic salary, benefits in kind, performance related awards, share options and share awards, long-term incentive schemes, pension rights and any compensation or termination payments. In exercising its responsibilities the Committee has access to professional advice, both inside and outside the Company, and consults with the Chairman and Chief Executive. The Company Secretary acts as Secretary to the Committee.

The Committee has appointed Towers Perrin to provide remuneration consultancy with respect to basic salary, bonus plans and executive long-term incentive plans.

There are a number of external advisors appointed by the Company who advise on remuneration matters for the wider workforce and also provide advice to the Committee from time to time.

Principal advisors in the year were:
New Bridge Street Consultants provides advice on the existing Savings-related and Executive share option schemes and on the implementation of share plans.
Mercer Human Resource Consulting provides advice on retirement benefits in the UK and overseas and administers the UK defined benefit pension scheme.
Watson Wyatt LLP provides advice on retirement benefits in the UK.

Proposed Long-term Incentive Arrangements

Executives in the Company currently participate in an executive share option scheme as well as the Sharesave arrangement. The Remuneration Committee has become concerned that the current option arrangements are no longer as efficient as other forms of long-term incentive. The Company is therefore seeking shareholder approval at the 2004 Annual General Meeting for the introduction of a Performance Share Plan and a Co-investment Plan which would cover about 100 executives in the business worldwide and operate as follows:

Performance Share Plan

Under this plan, executives will be granted a conditional award of shares, some, all or none of which will vest three years later, depending upon the Company's performance over the deferral period. The measurement of performance will commence in the year in which the award is made and awards will be subject to the executive remaining in service at the end of the period.

Two performance measures are proposed; 75% of plan awards will be measured against Earnings Per Share (EPS) and 25% against Return on Capital Employed (ROCE). The first proposed performance measure is real (i.e. excluding inflation) compound growth in aggregate EPS over a three-year period. The definition of EPS will be the fully diluted EPS published in the Annual Report, although it is intended that the Committee will have the discretion to make adjustments to ensure the measure is consistent from year to year and represents a fair measure. The Committee has selected this measure because it believes that it is well aligned with shareholder interests as well as being readily understood by executives. Having considered the business's future plans and prospects, the Committee believes that an appropriate range for real compound annual growth in EPS over the next few years is 3%-8%. There would be no award for aggregate EPS growth of 3% per annum or less. The maximum award would be made if aggregate EPS is equivalent to real compound annual growth of 8% or more. For performance between these levels, awards would be made on a straight line, pro-rata, basis. The second proposed performance measure is average ROCE over a three-year period. The Committee has selected this measure because it believes that an adequate level of ROCE is essential for the maintenance of Shareholder value and this measure is already in use throughout the business. The Committee will review the appropriate ROCE performance range for each annual grant of awards to be made under the plan, taking account of the business's future plans and prospects. Having considered these factors in respect of awards to be made in 2004, the Committee believes that an appropriate range for the three-year performance period 2004-2006 is 13.7%-15.7% per annum. There would be no award for average ROCE of 13.7% or less. The maximum award would be made if average ROCE is 15.7% or more. For performance between these levels, awards would be made on a straight line, pro-rata, basis.

The Committee's intention is that the maximum award would be for shares with a value equal to one year's salary at date of grant and that, in practice, only Executive Directors would receive awards at this level. Whilst the rules of the plan permit a maximum award of shares up to a value equal to two year's salary, the Committee's intention is that in most circumstances the maximum award would be a value equal to one year's salary, and that, in practice, the number of people receiving awards at this level would be very restricted.

Co-investment Plan

Under this plan executives will be allowed to invest up to a maximum of 20% of their base salary in Aggreko shares. The offer will be made to them each year shortly after bonuses are declared. This means that executives can use their net bonus to acquire shares at market price, but there is no direct link to the bonus paid.

Provided that the executive continues to hold these shares for three years the Company will make a matching award. There will be an automatic match of three shares for every four the executive holds i.e. a 75% match. Higher levels of matching award will be dependent upon performance up to a maximum total matching award of six shares for every four the executive holds, i.e. a 150% match, if the maximum level of performance is achieved.

The performance measures and performance targets proposed under this Co-investment Plan are exactly the same measures as those which will apply under the Performance Share Plan, i.e. real compound growth in aggregate EPS in a range from 3% to 8% per annum on a straight line, pro-rata, basis and average ROCE of between 13.7% and 15.7% per annum.

Remuneration Policy

The Committee has adopted the following policy for the remuneration of Executive Directors throughout 2003. It is intended that this policy will apply in 2004 and future years.

Annual Salaries

Salaries are determined by a combination of the individual's contribution to the business and the market rate for the job. The Company typically pays the market median, for standard performance in the job, and pays up to the market upper quartile for upper quartile performance. On occasions it may be necessary to pay above the market median to attract people of the right calibre to meet the needs of the business.

The appropriate market rate is the rate in the "market place" from which the individual is most likely to be recruited. The Company operates in a number of market places throughout the world where remuneration practice and levels differ. This can result in pay and benefit differentials between the Executive Directors.

In arriving at an appropriate market rate, reference is made to a number of well-established salary surveys covering similar jobs of the same size in a large sample of over 400 companies in the manufacturing and service sectors in the UK. The same consistent approach is taken for expatriate and overseas salaries where reference is made to the appropriate surveys for the geographical location.

The Company's pay systems are designed to allow progression that reflects an individual's contribution to the business and to control overall cost. Pay and benefit structures are designed to be cost effective to achieve the right level of attraction and retention at the best value. The Company is always mindful of the need for good corporate governance in respect of pay and benefits for all its employees including Directors.

Performance related elements of Remuneration

A significant proportion of Executive Directors' remuneration is performance related through annual bonus and share options as further explained below.

Annual Cash Bonuses

The Company pays competitive bonuses that can place the total cash earnings near the upper quartile for the "market place" in high performance years. The factors to be measured for bonus purposes and the corresponding levels of bonus are pre-determined at the start of the performance period. Bonuses are paid as close to the end of the performance period as practicable so that they reflect current performance. All Executive Directors participate in a scheme which allows them to earn bonuses on a graduated scale if a targeted level of Earnings per Share is exceeded. In addition, during 2003, up to 25% of the overall bonus is related to the achievement of personal goals. The performance criteria are designed to enhance shareholder value and the Committee approves all financial targets and personal goals; no bonus will be paid if targets and goals are not achieved. A maximum bonus of 50% of basic salary is available to all Executive Directors, except in North America where there is a maximum bonus of 75% of basic salary. The Group Chief Executive will also have a maximum bonus of 75% of basic salary in 2004. The Committee does, however, also have discretion to reward outstanding individual achievement.

Share Option Schemes

The Company believes that employee share schemes generally encourage the matching of interests between employees and shareholders. The Aggreko Savings-related Share Option Scheme (Sharesave) is normally offered annually to all employees who have at least six months' service.

Senior executives are currently able to participate in an Executive Share Option Scheme at the discretion of the Committee. Subject to shareholder approval, it is the Committee's intention that, with effect from 2004, executives should participate in alternative long-term incentive arrangements, as explained above under "Proposed Long-term Incentive Arrangements". If the proposed long-term incentives are implemented, it is anticipated that further grants under the existing Executive Share Option Schemes will only be made in exceptional circumstances where the new proposed plan is not appropriate.

Annual grants of Executive Share Options have been made in 2001 and 2002, with new participants not normally receiving options until they have been employed for at least twelve months. No annual grant of Executive Share Options was made in 2003 and only a limited number of new participants received options.

The allocation of Executive Share Options has been based on multiples of remuneration dependent upon the seniority and job size of the individual's appointment, with the maximum multiple of 1⅓ times remuneration in any one year being available to Executive Directors.

UK participants in the Executive Share Option Scheme receive part of their entitlement under a scheme that has received approval under the Taxes Act conferring certain tax relief on participants. The Treasury limit for outstanding options under the approved scheme is currently £30,000 for each participant, with the balance of the participant's entitlement being held under an unapproved scheme.

All executive options that have been granted are subject to performance conditions based on both total shareholder return ("TSR") and growth in Earnings Per Share ("EPS"). TSR is calculated by reference to the increase in the Company's share price plus dividends paid. EPS is Basic Earnings Per Share as disclosed in the Consolidated Profit and Loss Account.

At the time when the individual wishes to exercise the option (which can only normally occur after three years have elapsed since grant), the growth in the Company's TSR is compared to that of the FTSE Mid 250 Index (excluding investment trusts) over a specified period. If the Company's TSR matches or exceeds that index, and the Company's EPS growth matches or exceeds the growth in the Retail Prices Index plus 3 per cent per annum, over three consecutive years, the option is capable of exercise. Retesting of performance conditions is limited to six monthly intervals between 3 and 5 years after the date of grant.

The Committee has adopted a policy that encourages Executive Directors to use options and share incentive plans to acquire and retain a material number of shares in the Company with the objective of further aligning their long-term interests with those of other shareholders.

Phantom Share Option Scheme for Mr F A B Shepherd

Mr Shepherd was eligible for an award under the Phantom Option Scheme on 25 September 2002. This award was approved by the Committee in order to continue to incentivise Mr Shepherd at a time when he was no longer eligible to participate in Aggreko's Approved and Non-Approved Executive Share Option Schemes.

The award is granted over a notional number of shares. On exercise of the award, Mr Shepherd will receive a cash sum (subject to tax) equal to the amount by which the market value of these shares at exercise exceeds their market value on grant (128 pence per share). The aggregate market value of the shares to which Mr Shepherd's award notionally relates at the date of grant was £280,000.

The intention was that, where possible, the terms and conditions described under "Share Option Schemes" should also apply to Mr Shepherd's award under the Phantom Option Scheme.

Other Benefits

Other benefits, including pensions, are based on current market practice and take into account long-term trends in provision. Further details on pension provision are set out on pages 38 and 39.

Service Contracts and Notice Periods

All of the Executive Directors have service agreements that require one year's notice from the individual and one year's notice from the Company. Mr F A B Shepherd has a service contract that expires at a normal retirement age of 65 while other directors have a normal retirement age of 60. On early termination, Executive Directors are entitled to Basic Salary and benefits for the notice period at the rate current at the date of termination.

External Appointments

The Company has allowed Mr R C Soames to continue to serve as a Non-executive Director of Baggeridge Brick PLC. He is also permitted to retain his earnings from that position and these earnings amounted to £10,000 for the period ended 31 December 2003.

Remuneration Report continued

Remuneration of Chairman and Non-executive Directors

Remuneration policy and levels for the Non-executive Directors are determined by the Board, within the limits set out in the Articles of Association. From 1 January 2004, remuneration policy and levels for the Chairman will be recommended to the Board by the Remuneration Committee. Remuneration comprises an annual fee for acting as a Chairman or Non-executive Director of the Company. When setting these fees, reference is made to information provided by a number of remuneration surveys, the extent of the duties performed and the size of the Company. The Chairman and Non-executive Directors are not eligible for bonuses, retirement benefits or to participate in any share scheme operated by the Company.

Service Contracts

		Effective date of contract	Unexpired Term at 31 December 2003	Notice Period
Chairman:				
P G Rogerson	Letter of Appointment	24 April 2002*	1 year and 4 months	
Executives:				
R C Soames	Service Agreement	1 July 2003	–	1 year
F A B Shepherd	Service Agreement	1 May 2000*	–	1 year
A G Cockburn	Service Agreement	1 May 2000	–	1 year
G P Walker	Service Agreement	18 January 2001	–	1 year
H J Molenaar	Service Agreement	1 February 2001	–	1 year
Non-executives:				
A C Salvesen	Letter of Appointment	29 September 2003*	2 years and 9 months	–
N H Northridge	Letter of Appointment	14 February 2002	1 year and 2 months	–
R V McGlone	Letter of Appointment	2 September 2002	1 year and 8 months	–

* replaces an earlier contract/letter of appointment

Review of Past Performance

The following chart looks at the value at 31 December 2003 of £100 invested in the Company on 31 December 1998 compared with the value of £100 invested in the FTSE Mid 250 over the same period. The other points plotted are the values at the intervening financial year-ends. The FTSE Mid 250 was selected as a comparator as this index is used as one of the performance measures for the Executive Share Option Schemes. A general index is considered more appropriate than sector and peer group comparators given the unique nature of the Company's business.

Value of £100 invested on 31 December 1998



Source: Datastream
Aggreko plc
Mid 250 Index
300
250
200
150
100
50
0
31 Dec 98
31 Dec 99
31 Dec 00
31 Dec 01
31 Dec 02
31 Dec 03

The following tables provide details of the emoluments, pensions and share interests of the Directors and this information is audited.

Emoluments

The emoluments (excluding pension contributions) of Directors during 2003 were as follows:

	Note	Salary £	Fees £	Benefits in Kind £	Annual Bonus £	Other Pay £	2003 Total £	2002 Total £
Chairman:								
P G Rogerson	1	37,500	77,500	–	–	–	115,000	66,667
Executives:								
R C Soames	2	180,000	–	1,094	18,000	14,287	213,381	–
F A B Shepherd		217,500	–	55,620	–	–	273,120	263,680
A G Cockburn		195,000	–	19,711	20,000	25,083	259,794	218,025
G P Walker		204,571	–	59,042	–	–	263,613	243,207
H J Molenaar		166,159	–	12,015	–	–	178,174	150,878
Non-executives:								
A C Salvesen		–	27,500	–	–	–	27,500	26,150
N H Northridge	3	–	27,500	–	–	–	27,500	22,948
R V McGlone	4	–	27,500	–	–	–	27,500	8,829
Former Directors:								
P J Harrower		–	–	–	–	–	–	366,285
Dr C Masters	5	–	–	–	–	–	–	97,670
Sir Ronald Miller	5	–	–	–	–	–	–	8,500
2003 Total		1,000,730	160,000	147,482	38,000	39,370	1,385,582	
2002 Total		1,195,157	133,094	123,497	–	21,091		1,472,839

Note 1 2003 Emoluments include salary paid for performing the duties of Group Chief Executive for the period to 30 June 2003.

Note 2 2003 Emoluments are from date of appointment on 1 July 2003.

Note 3 2002 Emoluments are from date of appointment on 14 February 2002.

Note 4 2002 Emoluments are from date of appointment on 2 September 2002.

Note 5 2002 Emoluments are to date of resignation on 24 April 2002.

Benefits in kind are made up of private health care, taxable life insurance benefits, car costs, relocation costs and the allowances paid to directors on expatriate secondment.

Other pay represents the amount paid to Directors in order to fund pension benefits beyond the Inland Revenue earnings cap.

Mr F A B Shepherd was the highest paid director. His entitlements under the Pension scheme and details of his potential receipt of shares under the Executive Share Option Schemes are disclosed separately.

Pension Entitlements

The Executive Directors who are UK-resident or on overseas secondment from the UK who joined the Company before 1 April 2002 are members of the Aggreko plc pension scheme which is a funded, defined-benefit scheme approved by the Inland Revenue. The key elements of their benefits are:

- a normal retirement age of 60;
- a benefits accrual rate of 1/30th for each year's service up to a maximum of two thirds of final pensionable salary;
- an employee contribution rate of 5% of basic salary;
- a lump sum death in service benefit of four times salary;
- a spouse's pension on death; and
- an early retirement pension based on a 3% simple reduction factor.

Where members are subject to the Inland Revenue cap, the Company has paid such members the equivalent of the amount that it would have cost the Company to fund the pension benefits beyond the cap; such payments are disclosed under Emoluments.

The following disclosures relate to Executive Directors who, during 2003, were members of the Aggreko plc Pension Scheme.

	Age	Accrued Pension at 31 Dec 2003 £ pa	Increase in Accrued Pension during 2003 £ pa	Increase in Accrued Pension during 2003 (net of inflation) £ pa	Transfer Value of Accrued Pension at 31 Dec 2003 £	Transfer Value of Accrued Pension at 31 Dec 2002 £	Director's Contributions during 2003 £	Increase in Transfer Value during 2003 net of Director's Contributions £
A G Cockburn	40	12,100	3,460	3,220	75,100	46,000	4,860	24,240
F A B Shepherd	61	88,400	15,700	13,660	1,824,800	1,589,300	10,875	224,625

The transfer values have been calculated in accordance with the guidance note "GN11" published by the Institute of Actuaries and Faculty of Actuaries.

The accrued pensions are the amounts that would be paid at the anticipated retirement date, if the Director left service as at 31 December 2003, with no allowance for increases in the period between leaving service and retirement.

Mr F A B Shepherd left the scheme on 31 December 2003 and took a transfer out of his accrued pension on 9 January 2004.

The UK defined benefit pension scheme was closed to new employees joining the Group after 1 April 2002. New employees, including Directors, are now offered membership of a Group Personal Pension Plan.

Other Directors participate in defined contribution plans that are designed to be in line with the median practice in the relevant country.

	Company contributions during 2003 £	Company contributions during 2002 £	Total Company contributions and accumulated earnings at 31 Dec 2003 £	Total Company contributions and accumulated earnings at 31 Dec 2002 £
R C Soames	13,500	–	13,500	–
GP Walker	26,144	32,577	295,509	227,179
H J Molenaar	14,326	10,707	46,063	39,724

Mr R C Soames is a member of the Aggreko plc Group Personal Pension Plan, and is entitled to pension contributions by the Company of 20% of his basic salary. Any contributions in excess of the maximum set by the plan or the Inland Revenue are paid by cash compensation and are disclosed under Emoluments.

Mr G P Walker is entitled to participate in the Employees' Savings Investment Retirement plan and the Supplemental Executive Retirement plan of Aggreko LLC, which are governed by the laws of the United States. These plans allow contributions by the employee and the Group to be deferred for tax. His benefits also include a lump sum death in service benefit of four times salary.

Mr H J Molenaar is a member of the Aggreko Netherlands pension scheme. Under this scheme the employee contributes 5% of basic salary and the Company contributes a percentage of basic salary dependant upon age. Up to the age of 39 this percentage is 10% increasing to 15% between the ages of 40 and 44, 20% between 45 and 49, 25% between 50 and 54, reaching a maximum of 30% between the ages of 55 and 60. His benefits include a lump sum death in service benefit of four times salary.

Share Interests

The interests of persons who were Directors during the year in the share capital of the Company were as follows:

	31.12.02	Granted during year	Lapsed during year	Exercised during year	31.12.03	Option Price	Date from which exercisable	Expiry Date
Executive Share Options								
R C Soames	–	301,413	–	–	301,413	159.25p	24.9.2006	24.9.2013
F A B Shepherd	34,014	–	–	–	34,014	294p	17.9.2002	17.9.2009
F A B Shepherd	46,729	–	–	–	46,729	428p	23.8.2003	23.8.2010
A G Cockburn	38,940	–	–	–	38,940	428p	23.8.2003	23.8.2010
A G Cockburn	50,343	–	–	–	50,343	437p	31.8.2004	31.8.2011
A G Cockburn	197,917	–	–	–	197,917	128p	25.9.2005	25.9.2012
G P Walker	32,483	–	–	–	32,483	294p	17.9.2002	17.9.2009
G P Walker	47,163	–	–	–	47,163	428p	23.8.2003	23.8.2010
G P Walker	121,952	–	–	–	121,952	457.5p	15.3.2004	15.3.2011
G P Walker	219,845	–	–	–	219,845	128p	25.9.2005	25.9.2012
H J Molenaar	41,964	–	–	–	41,964	294p	17.9.2002	17.9.2009
H J Molenaar	26,168	–	–	–	26,168	428p	23.8.2003	23.8.2010
H J Molenaar	53,470	–	–	–	53,470	457.5p	15.3.2004	15.3.2011
H J Molenaar	147,973	–	–	–	147,973	128p	25.9.2005	25.9.2012
Dr C Masters	40,816	–	40,816	–	–	294p	31.5.2002	31.5.2003
Dr C Masters	79,751	–	79,751	–	–	428p	31.5.2002	31.5.2003
Dr C Masters	83,905	–	83,905	–	–	437p	31.5.2002	31.5.2003
P J Harrower	189,472	–	189,472	–	–	428p	30.12.2002	30.12.2003
P J Harrower	39,445	–	39,445	–	–	457.5p	30.12.2002	30.12.2003
P J Harrower	366,409	–	366,409	–	–	128p	30.12.2002	30.12.2003
Phantom Share Option Scheme								
F A B Shepherd	218,750	–	–	–	218,750	128p	25.9.2005	25.9.2012
Savings-related Share Options								
F A B Shepherd	8,532	–	–	–	8,532	105p	19.10.2005	19.4.2006
A G Cockburn	8,532	–	–	–	8,532	105p	19.10.2005	19.4.2006
H J Molenaar	8,692	–	–	–	8,692	105p	19.10.2005	19.4.2006
US Stock Purchase Plan								
P J Harrower	7,682	–	7,682	–	–	107p	30.12.2002	30.12.2003

Remuneration Report continued

The options under the Savings-related Share Option Schemes have been granted at a discount of 20% on the share price calculated over the three days prior to the date of invitation to participate, mature after three years and are normally exercisable in the six months following the maturity date. The options under the US Stock Purchase Plan have been granted at a discount of 15% of the share price on the date of grant, mature after two years and are normally exercisable in the six months following the maturity date.

The options under the Executive Share Option Scheme are normally only exercisable once three years have elapsed from date of grant and lapse after ten years. The performance criteria that apply to the Executive Share Option Schemes are described on page 35.

No options were exercised by Directors during the year ended 31 December 2003 (2002 -- Nil).

The market price of the shares at 31 December 2003 was 154.5 pence and the range during the year was 122 pence to 174.25 pence.

	31 December 2003 Ordinary Shares of 20p each		31 December 2002 Ordinary Shares of 20p each	
	Beneficial	**Non-Beneficial**	Beneficial	Non-Beneficial
Shares				
P G Rogerson	**83,782**	–	83,782	–
R C Soames	**18,750**	–	–†	–
F A B Shepherd	**26,706**	**1,000**	26,706	1,000
A G Cockburn	**8,000**	–	8,000	–
G P Walker	**44,935**	–	44,935	–
H J Molenaar	**6,688**	–	6,688	–
A C Salvesen	**3,950,000**	–	3,950,000	–
A C Salvesen (as Trustee)	**3,959,316**	**124,488**	3,959,316	–
N H Northridge	**5,000**	–	5,000	–
R V McGlone	**8,000**	–	8,000	–

†At date of appointment

There have been no changes in Directors' interests in shares between the end of the financial year and the date of this report. No Director was interested in any shares of subsidiary undertakings at any time during the year.

Philip G Rogerson
Chairman
1 March 2004

Independent Auditors' Report to the Members of Aggreko plc

We have audited the Accounts which comprise the Consolidated Profit and Loss Account, the Balance Sheets, the Consolidated Cash Flow Statement, the Group Statement of Total Recognised Gains and Losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Remuneration Report ('the auditable part').

Respective responsibilities of Directors and Auditors

The directors' responsibilities for preparing the Annual Report, the Remuneration Report and the Accounts in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the Accounts and the auditable part of the Remuneration Report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Accounts give a true and fair view and whether the Accounts and the auditable part of the Remuneration Report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the Accounts, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Accounts. The other information comprises only the Directors' Report, the unaudited part of the Remuneration Report, the Chairman's Statement, Operating and Financial Review, the Aggreko market-place report, the Strategy Review and the Corporate Governance Statement.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code (issued in June 1998) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Accounts and the auditable part of the Remuneration Report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Accounts, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Accounts and the auditable part of the Remuneration Report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Accounts.

Independent Auditors' Report to the Members of Aggreko plc continued

Opinion

In our opinion:

- the Accounts give a true and fair view of the state of affairs of the Company and the Group at 31 December 2003 and of the profit and cash flows of the Group for the year then ended;
- the Accounts have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the Remuneration Report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow
1 March 2004

ACCOUNTS

Accounts

aggreko

Consolidated Profit and Loss Account

For the year ended 31 December 2003

	Notes	2003 £ million	2002 £ million
Turnover from continuing operations	2	331.8	340.1
Operating expenses		(287.1)	(278.9)
Operating profit from continuing operations	2,3,4	44.7	61.2
Net interest payable	6	(4.6)	(6.1)
Profit on ordinary activities before taxation		40.1	55.1
Tax on profit on ordinary activities	7	(12.8)	(20.1)
Profit for the financial year		27.3	35.0
Dividends	8	(15.1)	(14.9)
Retained profit for the financial year	20	12.2	20.1
Dividend per share (pence)	8	5.65	5.55
Earnings per share (pence) – basic	9	10.17	13.03
Earnings per share (pence) – diluted	9	10.14	13.02

A reconciliation to historical cost profits and losses is not shown as all gains and losses are recognised in the profit and loss account under the historical cost convention.

Group Statement of Total Recognised Gains and Losses

For the year ended 31 December 2003

	Note	2003 £ million	2002 £ million
Profit for the financial year		27.3	35.0
Exchange translation gains/(losses)	20	0.1	(8.1)
Total recognised gains and losses for the financial year		27.4	26.9

The notes on pages 48 to 62 form part of these Accounts.

Balance Sheets
As at 31 December 2003

	Notes	Group 2003 £ million	Group 2002 £ million	Company 2003 £ million	Company 2002 £ million
Fixed assets					
Intangible assets	11	3.0	3.5	–	–
Tangible assets	12	282.4	289.2	9.2	6.9
Investments	13	–	–	53.0	53.0
		285.4	292.7	62.2	59.9
Current assets					
Stocks	14	23.1	24.8	–	–
Debtors	15	62.2	63.9	241.7	271.8
Cash at bank and in hand		6.6	7.5	–	–
		91.9	96.2	241.7	271.8
Creditors – amounts falling due within one year					
– borrowings	16	(1.2)	(1.5)	(7.4)	(2.3)
– other creditors	17	(57.8)	(67.9)	(68.9)	(106.8)
Net current assets		32.9	26.8	165.4	162.7
Total assets less current liabilities		318.3	319.5	227.6	222.6
Creditors – amounts falling due after more than one year					
– borrowings	16	(105.3)	(123.2)	(105.3)	(123.2)
Provisions for liabilities and charges	18	(27.1)	(22.7)	(0.7)	(0.5)
Net assets		185.9	173.6	121.6	98.9
Capital and reserves					
Called up share capital	19	53.6	53.6	53.6	53.6
Share premium account	20	5.7	5.7	5.7	5.7
Capital redemption reserve	20	0.1	0.1	0.1	0.1
Profit and loss account	20	137.3	125.1	62.2	39.5
Other reserves (exchange)	20	(10.8)	(10.9)	–	–
Equity Shareholders' funds	21	185.9	173.6	121.6	98.9

Approved by the Board on 1 March 2004 and signed on its behalf by:

P G Rogerson
Chairman

A G Cockburn
Finance Director

The notes on pages 48 to 62 form part of these Accounts.

Consolidated Cash Flow Statement

For the year ended 31 December 2003

	Notes	2003 £ million	2002 £ million
Net cash inflow from continuing operating activities	(i)	96.6	105.3
Returns on investments and servicing of finance			
Interest received		0.6	0.8
Interest paid on bank loans and overdrafts		(5.2)	(6.9)
Net cash outflow for returns on investments and servicing of finance		(4.6)	(6.1)
Taxation			
UK corporation tax paid		(2.6)	(9.9)
Overseas tax paid		(7.8)	(10.4)
Tax paid		(10.4)	(20.3)
Capital expenditure and financial investment			
Purchase of tangible fixed assets		(61.9)	(59.1)
Proceeds from disposal of tangible fixed assets		6.7	7.0
Net cash outflow for capital expenditure and financial investment		(55.2)	(52.1)
Acquisitions		–	(0.3)
Equity dividends paid		(14.9)	(14.5)
Cash inflow before use of liquid resources and financing		11.5	12.0
Management of liquid resources		0.8	0.5
Financing			
Issue of shares		–	0.1
Share buy-back (including costs)		–	(0.7)
Decrease in debt due within one year		(0.3)	(1.5)
Decrease in debt due beyond one year		(12.1)	(12.0)
Net cash outflow from financing		(12.4)	(14.1)
Decrease in cash in the period		(0.1)	(1.6)
Reconciliation of net cash flow to movement in net debt			
Decrease in cash in the period		(0.1)	(1.6)
Cash outflow from movement in debt		12.4	13.5
Cash inflow from movement in liquid resources		(0.8)	(0.5)
Changes in net debt arising from cash flows		11.5	11.4
Exchange		5.8	4.6
Movement in net debt in period		17.3	16.0
Net debt at beginning of period		(117.2)	(133.2)
Net debt at end of period	(ii)	(99.9)	(117.2)

The notes on pages 48 to 62 form part of these Accounts.

Notes to the Consolidated Cash Flow Statement

For the year ended 31 December 2003

(i) Reconciliation of operating profit to net cash inflow from continuing operating activities

	2003 £ million	2002 £ million
Operating profit	**44.7**	61.2
Depreciation and amortisation	**58.9**	55.8
Decrease/(increase) in stocks	**0.9**	(0.6)
Decrease/(increase) in debtors	**0.4**	(9.3)
(Decrease)/increase in creditors	**(5.7)**	2.5
Other items not involving the movement of cash	**(2.6)**	(4.3)
Net cash inflow from continuing operating activities	**96.6**	105.3
Included in Other items not involving the movement of cash:		
Gain on sale of tangible fixed assets	**(2.6)**	(3.0)

(ii) Analysis of movement in net debt

	Net debt at 31 Dec 2002 £ million	Cash flow £ million	Exchange £ million	Net debt at 31 Dec 2003 £ million
Cash				
Cash at bank and in hand	6.2	(0.1)	–	**6.1**
Liquid resources				
Deposits maturing within one year	1.3	(0.8)	–	**0.5**
Financing				
Debt due within one year	(1.5)	0.3	–	**(1.2)**
Debt due after one year	(123.2)	12.1	5.8	**(105.3)**
	(117.2)	11.5	5.8	**(99.9)**

Notes to the Accounts

For the year ended 31 December 2003

1 Accounting policies

A summary of the more significant accounting policies is set out below.

(i) Accounting convention

The Accounts are prepared under the historical cost convention and in accordance with applicable accounting standards.

(ii) Basis of consolidation

The Group Accounts consolidate the Accounts of Aggreko plc and all its subsidiary undertakings for the year ended 31 December 2003.

(iii) Turnover

Turnover for the Group represents the amounts earned from the supply of temporary power, temperature control, oil-free compressed air and related services and excludes sales taxes and intra-group sales.

(iv) Intangible assets

Purchased goodwill (representing the excess of the fair value of the consideration paid over the fair value of the separable net assets acquired) is capitalised as an intangible asset and is amortised on a straight line basis over a period of up to 20 years.

(v) Depreciation

Freehold properties are depreciated on a straight line basis over 25 years. Short leasehold properties are depreciated on a straight line basis over the terms of each lease.

Other fixed assets are depreciated on a straight line basis at annual rates estimated to write off the cost of each asset over its useful life from the date it is available for use. Assets in the course of construction are not depreciated. The principal periods of depreciation used are as follows:

Rental fleet	8 to 10 years
Vehicles, plant and equipment	4 to 15 years

(vi) Foreign currencies

At individual company level, transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs or at the contracted rate if the transaction is covered by a forward exchange contract. Assets and liabilities denominated in foreign currency are translated at the exchange rate ruling at the balance sheet date or, if appropriate, at a forward contract rate. Forward foreign currency contracts used to hedge intercompany purchases of tangible fixed assets are taken out at the commitment stage.

On consolidation, assets and liabilities of subsidiary undertakings are translated into sterling at closing rates of exchange. Income and cash flow statements are translated at average rates of exchange for the period. Exchange differences resulting from the retranslation of net investments in subsidiary undertakings at closing rates, together with differences between income statements translated at average rates and closing rates, are dealt with in reserves.

(vii) Financial instruments

Details of the accounting policies for financial instruments, including hedges, are given in Note 16 to the Accounts.

(viii) Taxation

The charge for ordinary taxation is based on the profits for the year and takes into account full provision for deferred tax, using the approach set out in Financial Reporting Standard (FRS) 19 'Deferred Tax' in respect of timing differences on a non-discounted basis. Such timing differences arise primarily from the differing treatment for taxation and accounting purposes of provisions and depreciation of fixed assets.

(ix) Stocks

Stocks and work in progress are valued at the lower of cost and net realisable value. Cost includes an appropriate allocation of overheads.

1 Accounting policies continued

(x) Pensions and other post retirement benefits

Contributions to defined benefit pension plans are assessed by qualified actuaries and are charged to the profit and loss account so as to spread the cost of pensions over employees' working lives. The capital cost of *ex gratia* and supplementary pensions is charged to the profit and loss account, to the extent that the arrangements are not covered by the surplus in plans, in the accounting period in which they are granted.

Contributions to defined contribution pension plans are charged to the profit and loss account in the period in which they become chargeable.

The pension cost figures used in these Accounts comply with the current pension cost accounting standard, SSAP 24 'Accounting for Pension Costs'.

Under the transitional arrangements permitted by FRS 17 'Retirement Benefits', the Group is required to disclose the information contained in Note 23, regarding the pension scheme and the figures that would have been disclosed under FRS 17 in the profit and loss account and balance sheet had FRS 17 been fully implemented.

(xi) Leased assets

Rentals under operating leases are charged against operating profit on a straight line basis over the term of the lease.

2 Segmental analysis by geographical area

	Turnover		Operating profit	
	2003 £ million	2002 £ million	2003 £ million	2002 £ million
Europe	**113.1**	102.8	**12.3**	19.0
North America	**111.5**	128.7	**9.1**	17.2
International	**107.2**	108.6	**20.7**	22.0
	331.8	340.1	**42.1**	58.2
Gain on sale of tangible fixed assets			**2.6**	3.0
			44.7	61.2

Turnover to third parties by destination is not materially different from turnover to third parties by origin. In the opinion of the Directors, the supply of temporary power, temperature control, oil-free compressed air and related services constitutes one class of business.

	Net operating assets		Average number of employees	
	2003 £ million	2002 £ million	2003 Number	2002 Number
Europe	**125.4**	115.8	**893**	849
North America	**99.2**	130.4	**718**	753
International	**99.1**	81.8	**516**	509
	323.7	328.0	**2,127**	2,111

Reconciliation of net operating assets to net assets

	2003 £ million	2002 £ million
Net operating assets	**323.7**	328.0
Net tax, dividends and interest payable/receivable	**(37.9)**	(37.2)
	285.8	290.8
Net debt	**(99.9)**	(117.2)
Net assets	**185.9**	173.6

Notes to the Accounts continued
For the year ended 31 December 2003

3 Operating profit from continuing operations

	2003 £ million	2002 £ million
Turnover from continuing operations	331.8	340.1
Cost of sales	(159.8)	(157.2)
Gross profit from continuing operations	172.0	182.9
Distribution costs	(94.4)	(92.8)
Administrative expenses	(35.5)	(31.9)
Other operating income	2.6	3.0
Operating profit from continuing operations	44.7	61.2

4 Operating profit

	2003 £ million	2002 £ million
Operating profit is stated after charging/(crediting):		
Depreciation of tangible fixed assets	58.7	55.6
Amortisation of goodwill	0.2	0.2
Gain on sale of tangible fixed assets	(2.6)	(3.0)
Operating leases:		
plant, equipment and vehicles	6.0	5.3
land and buildings	3.9	3.7
Auditors' remuneration:		
audit fees, including Company of £76,500 (2002 – £77,000)	0.3	0.3

	2003 £000	2002 £000
Non-audit fees paid to auditors:		
Tax compliance	223	274
Accounting assistance and advisory	39	72
	262	346

Fees and expenses invoiced by the Auditors for non audit services include £76,300 (2002 – £81,208) payable in the UK.

5 Staff costs

	2003 £ million	2002 £ million
Wages and salaries	63.2	60.9
Social security costs	6.0	6.3
Other pension costs (Note 23)	3.9	2.7
	73.1	69.9

Full details of Directors' remuneration are set out in the Remuneration Report on page 37.

6 Net interest payable

	2003 £ million	2002 £ million
Interest payable on:		
Bank loans and overdrafts	5.2	6.9
Interest receivable on:		
Bank balances and deposits	(0.6)	(0.8)
	4.6	6.1

7 Tax on profit on ordinary activities

	2003 £ million	2002 £ million
Tax on profit on ordinary activities:		
UK Corporation tax	6.2	12.2
Double taxation relief	(0.3)	(2.2)
	5.9	10.0
Overseas taxation	5.4	9.9
(Over)/under provision in respect of prior year:		
UK	(3.8)	1.2
Overseas	(0.9)	(1.8)
	6.6	19.3
Deferred taxation (Note 18):		
Current year	2.2	(0.9)
Prior year	4.0	1.7
	12.8	20.1

The current tax rate and effective tax rate on profit on ordinary activities for the year varied from the standard rate of UK Corporation tax as follows:

	2003 %	2002 %
Corporation tax	30.0	30.0
Effect of tax rate applied to overseas earnings	1.3	3.7
Permanent differences	2.3	1.3
Timing differences on capital allowances and depreciation	(5.4)	1.7
Adjustments in respect of prior year:		
UK	(9.5)	2.1
Overseas	(2.2)	(3.7)
Current effective tax rate	16.5	35.1
Effect of deferred taxation – current year	5.4	(1.7)
Effect of deferred taxation – prior year	10.1	3.1
Total effective tax rate	32.0	36.5

8 Dividends

	2003 £ million	2003 per share (p)	2002 £ million	2002 per share (p)
Equity dividends:				
Interim	5.9	2.20	5.9	2.20
Proposed final	9.2	3.45	9.0	3.35
	15.1	5.65	14.9	5.55

9 Earnings per share

	Earnings £ million	2003 Weighted average average number of shares	Per share amount (p)	Earnings £ million	2002 Weighted average average number of shares	Per share amount (p)
Basic EPS:						
Earnings available to ordinary Shareholders	27.3	267,832,485	10.17	35.0	268,354,934	13.03
Effect of dilutive securities:						
Sharesave options – May 1998	–	–		–	93,174	
Sharesave options – May 1999	–	–		–	24,152	
Executive options – September 2002	–	330,072		–	5,796	
Sharesave options – October 2002	–	466,629		–	97,435	
US Stock options – October 2002	–	123,494		–	28,492	
Executive options – February 2003	–	19,037		–	–	
Sharesave options – October 2003	–	13,916		–	–	
US stock options – October 2003	–	1,907		–	–	
Diluted EPS	27.3	268,787,540	10.14	35.0	268,603,983	13.02

Notes to the Accounts continued

For the year ended 31 December 2003

10 Profit of the Company

The result of the Group includes £37.8 million (2002 – £36.5 million) attributable to the Company. As permitted under Section 230 of the Companies Act 1985, the Company has not published a separate profit and loss account.

11 Intangible fixed assets

	Goodwill £ million
Cost:	
At 1 January 2003	4.2
Exchange differences	(0.3)
At 31 December 2003	**3.9**
Accumulated amortisation:	
At 1 January 2003	0.7
Charge for the year	0.2
At 31 December 2003	**0.9**
Net book values:	
At 31 December 2003	**3.0**
At 31 December 2002	3.5

12 Tangible fixed assets

	Group					Company
	Freehold properties £ million	Short leasehold properties £ million	Rental fleet £ million	Vehicles plant and equipment £ million	Total £ million	Total £ million
Cost:						
At 1 January 2003	23.9	4.5	529.5	38.0	595.9	7.5
Reclassifications	–	–	(1.1)	1.1	–	–
Exchange differences	(1.8)	–	(11.6)	(0.8)	(14.2)	–
Additions	0.4	0.3	57.0	4.2	61.9	2.4
Disposals	(0.3)	–	(26.5)	(2.2)	(29.0)	–
At 31 December 2003	**22.2**	**4.8**	**547.3**	**40.3**	**614.6**	**9.9**
Accumulated depreciation:						
At 1 January 2003	6.5	1.8	276.4	22.0	306.7	0.6
Reclassifications	–	–	(1.0)	1.0	–	–
Exchange differences	(0.4)	–	(7.3)	(0.6)	(8.3)	–
Charge for the year	0.8	0.3	54.2	3.4	58.7	0.1
Disposals	(0.1)	–	(22.7)	(2.1)	(24.9)	–
At 31 December 2003	**6.8**	**2.1**	**299.6**	**23.7**	**332.2**	**0.7**
Net book values:						
At 31 December 2003	**15.4**	**2.7**	**247.7**	**16.6**	**282.4**	**9.2**
At 31 December 2002	17.4	2.7	253.1	16.0	289.2	6.9

The tangible fixed assets of the Company comprise vehicles and equipment. Included within Group and Company tangible fixed assets are assets in the course of construction totalling £9.1 million (2002 – £6.7 million) in relation to the Group's global information technology project.

13 Fixed asset investments

	Company £ million
Cost of investments in subsidiary undertakings:	
At 31 December 2003 and 2002	53.0

Details of the Company's principal subsidiary undertakings are set out in Note 24.

14 Stocks

	Group 2003 £ million	Group 2002 £ million
Raw materials and consumables	**21.6**	22.6
Work in progress	**1.5**	2.2
	23.1	24.8

15 Debtors

	Group		Company	
	2003 £ million	2002 £ million	2003 £ million	2002 £ million
Trade debtors	**51.5**	55.1	**–**	–
Other debtors	**2.2**	2.6	**0.2**	1.5
Prepayments and accrued income	**8.5**	6.2	**0.7**	0.1
Amounts due from subsidiary undertakings	**–**	–	**240.8**	270.2
	62.2	63.9	**241.7**	271.8

16 Borrowings

	Group		Company	
	2003 £ million	2002 £ million	2003 £ million	2002 £ million
Net borrowings	**99.9**	117.2	**112.7**	125.5
Net borrowings are analysed as follows:				
Long-term borrowings:				
Loans	**105.3**	123.2	**105.3**	123.2
Total long-term borrowings	**105.3**	123.2	**105.3**	123.2
Short-term borrowings:				
Loans and overdrafts	**1.2**	1.5	**7.4**	2.3
Total short-term borrowings	**1.2**	1.5	**7.4**	2.3
Total borrowings	**106.5**	124.7	**112.7**	125.5
Liquid funds:				
Liquid resources	**(0.5)**	(1.3)	**–**	–
Cash at bank and in hand	**(6.1)**	(6.2)	**–**	–
Net borrowings	**99.9**	117.2	**112.7**	125.5

Liquid resources comprise term deposits of less than one year.

Notes to the Accounts continued
For the year ended 31 December 2003

16 Borrowings continued

(i) Short-term debtors and creditors
With the exception of the currency exposures at (viii), short-term debtors and creditors have been excluded from all of the following disclosures.

(ii) Interest rate risk profile of financial liabilities
The interest rate risk profile of the Group's financial liabilities at 31 December 2003, after taking account of the interest rate swaps used to manage the interest profile, was:

Currency:	Floating rate £ million	Fixed rate £ million	Total £ million	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	10.0	7.5	17.5	4.9	3.0
US Dollar	26.6	38.8	65.4	2.9	3.3
Euro	4.2	19.4	23.6	2.8	1.0
At 31 December 2003	**40.8**	**65.7**	**106.5**		
Sterling	34.5	15.0	49.5	4.5	1.0
US Dollar	22.8	35.2	58.0	3.4	0.8
Euro	4.2	13.0	17.2	2.9	2.0
At 31 December 2002	61.5	63.2	124.7		

The floating rate financial liabilities principally comprise debt which carries interest based on different benchmark rates depending on the currency of the balance. The principal benchmark rates for floating rate financial liabilities are the relevant LIBOR (London Interbank Offered Rate) rates for sterling, US dollars and euros and liabilities are normally fixed in advance for periods between one and three months.

All the Group's creditors falling due within one year (other than bank and other borrowings) are excluded from the above tables either due to the exclusion of short-term items or because they do not meet the definition of a financial liability, such as tax balances.

The effect of the Group's interest rate swaps is to classify £65.7 million (2002 – £63.2 million) of borrowings in the above table as fixed rate.

(iii) Interest rate risk of financial assets

Currency:	Cash at bank and in hand £ million	Short-term deposits £ million	Total £ million
Sterling	1.6	–	1.6
US Dollar	1.0	–	1.0
Euro	1.4	–	1.4
Other currencies	2.1	0.5	2.6
At 31 December 2003	**6.1**	**0.5**	**6.6**
Sterling	0.4	–	0.4
US Dollar	1.7	0.2	1.9
Euro	1.9	–	1.9
Other currencies	2.2	1.1	3.3
At 31 December 2002	6.2	1.3	7.5

All of the above cash and short-term deposits are floating rate and earn interest based on relevant national LIBID (London Interbank Bid Rate) equivalents or government bond rates.

(iv) Maturity of financial liabilities
The maturity profile of the carrying amount of the Group's financial liabilities, other than short-term creditors such as trade creditors and accruals, at 31 December 2003 was as follows:

	2003 £ million	2002 £ million
Within 1 year, or on demand	**1.2**	1.5
Between 1 and 2 years	**105.3**	–
Between 2 and 5 years	**–**	123.2
	106.5	124.7

16 Borrowings continued

(v) Borrowing facilities

The Group has the following undrawn committed floating rate borrowing facilities available at 31 December 2003 in respect of which all conditions precedent had been met at that date:

	2003 £ million	2002 £ million
Expiring within 1 year	–	–
Expiring between 1 and 2 years	94.7	–
Expiring between 2 and 5 years	–	76.8
	94.7	76.8

All facilities incur commitment fees at market rates.

(vi) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities at 31 December 2003. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	2003		2002	
	Book value £ million	Fair value £ million	Book value £ million	Fair value £ million
Primary financial instruments held or issued to finance the Group's operations:				
Short-term borrowings	(1.2)	(1.2)	(1.5)	(1.5)
Long-term borrowings	(105.3)	(105.3)	(123.2)	(123.2)
Short-term deposits	0.5	0.5	1.3	1.3
Cash at bank and in hand	6.1	6.1	6.2	6.2
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	–	(0.2)	–	(0.7)
Forward foreign currency contracts	–	0.2	–	–

(vii) Summary of methods and assumptions

Interest rate swaps and forward foreign currency contracts

Fair value is based on market price of these instruments at the balance sheet date.

Short-term deposits and borrowings

The fair value of short-term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

Long-term borrowings

In the case of bank loans and other loans, the fair value approximates to the carrying value reported in the balance sheet as the majority are floating rate where payments are reset to market rates at intervals of less than one year.

(viii) Currency exposures

As explained in the operating and financial review on pages 12 to 17, to mitigate the effect of the currency exposures arising from its net investments overseas the Group borrows in the local currencies of its main operating units. Gains and losses arising on net investments overseas and the financial instruments used to hedge the currency exposures are recognised in the statement of total recognised gains and losses.

The table below shows the extent to which Group companies have net monetary assets in currencies other than their local currency, after taking into account the effect of forward foreign currency contracts. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

16 Borrowings continued

	Sterling £ million	US Dollar £ million	Euro £ million	Other currencies £ million	2003 Total £ million
Net foreign currency monetary assets/(liabilities)					
Functional currency of Group operation:					
Sterling	–	0.3	(0.2)	1.1	1.2
US Dollar	–	–	–	–	–
Euro	–	–	–	–	–
Other currencies	–	0.2	0.3	0.3	0.8
At 31 December 2003	**–**	**0.5**	**0.1**	**1.4**	**2.0**

	Sterling £ million	US Dollar £ million	Euro £ million	Other currencies £ million	2002 Total £ million
Sterling	–	–	0.6	1.4	2.0
US Dollar	–	–	–	–	–
Euro	–	–	–	–	–
Other currencies	–	0.6	–	–	0.6
At 31 December 2002	–	0.6	0.6	1.4	2.6

(ix) Hedges

As explained in the operating and financial review on pages 12 to 17, the Group's policy is to hedge the following exposures:

Interest rate risk – using interest rate swaps.

Currency risk – using forward foreign currency contracts for foreign currency debtors and creditors. Forward foreign currency contracts are also used for currency exposures on contracted sales and committed purchases.

The table below shows the extent to which the Group has off-balance sheet (unrecognised) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the profit and loss account for the year and those gains and losses which are expected to be included in next year's or later profit and loss accounts.

All the gains and losses on maturity of the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

	2003 Total gains/ (losses) £ million	2002 Total gains/ (losses) £ million
Unrecognised losses on hedges at 1 January 2003	**(0.7)**	(0.1)
Arising in previous years recognised in 2003 income	**0.7**	0.1
Gains/(losses) arising before 1 January 2003 that were not recognised in 2003	**–**	–
Losses arising in 2003 that were not recognised in 2003	**–**	(0.7)
Unrecognised losses on hedges at 31 December 2003	**–**	(0.7)

(x) Financial instruments held for trading purposes

The Group does not trade in financial instruments.

17 Other creditors: amounts falling due within one year

	Group 2003 £ million	Group 2002 £ million	Company 2003 £ million	Company 2002 £ million
Trade creditors	**11.8**	16.3	**–**	–
Other taxation and social security payable	**4.0**	3.5	**–**	–
Other creditors	**4.3**	6.6	**–**	–
Accruals and deferred income	**26.9**	26.8	**6.7**	3.0
Corporation tax	**1.6**	5.7	**1.9**	–
Dividends payable	**9.2**	9.0	**9.2**	9.0
Amounts owed to subsidiary undertakings	**–**	–	**51.1**	94.8
	57.8	67.9	**68.9**	106.8

18 Provisions for liabilities and charges

	Group 2003 £ million	Group 2002 £ million	Company 2003 £ million	Company 2002 £ million
Deferred taxation:				
At 1 January	22.7	23.8	0.5	–
Currency retranslation	(1.8)	(1.9)	–	–
Profit and loss account (Note 7)	6.2	0.8	0.2	0.5
	27.1	22.7	0.7	0.5
Deferred tax provided in the Accounts is as follows:				
Accelerated capital allowances	29.4	24.1	0.9	0.5
Other timing differences	(2.3)	(1.4)	(0.2)	–
	27.1	22.7	0.7	0.5

19 Called up share capital

	2003 Number	2003 £000	2002 Number	2002 £000
Authorised:				
Ordinary shares of 20 pence each	349,750,010	69,950	349,750,010	69,950
Redeemable preference shares of 25 pence each	199,998	50	199,998	50
		70,000		70,000
Allotted, called up and fully paid:				
Ordinary shares of 20 pence each	267,837,689	53,568	267,830,913	53,566
Redeemable preference shares of 25 pence each	–	–	–	–
		53,568		53,566

During the year 6,776 Ordinary shares of 20 pence each have been issued at prices ranging from £1.05 to £1.53 to satisfy the exercise of options under the Savings-related Share Option Schemes ('Sharesaves') by eligible employees.

Details of outstanding options to subscribe for the Company's Ordinary shares are set out in Note 25.

20 Reserves

	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million
Group:				
At 1 January 2003	5.7	0.1	125.1	(10.9)
Retained profit for the financial year	–	–	12.2	–
Other recognised gains (Note (i))	–	–	–	0.1
At 31 December 2003	5.7	0.1	137.3	(10.8)

	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million
Company:				
At 1 January 2003	5.7	0.1	39.5	–
Retained profit for the financial year	–	–	22.7	–
At 31 December 2003	5.7	0.1	62.2	–

(i) Included in the net exchange gains are exchange gains of £6.9 million arising on borrowings denominated in foreign currencies designated as hedges of net investments overseas, offset by exchange losses of £6.8 million relating to the translation of overseas results and net assets.

Notes to the Accounts continued
For the year ended 31 December 2003

21 Reconciliation of movements in Shareholders' funds

	Called up share capital £ million	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million	Capital and reserves £ million
Group:						
Profit for the financial year	–	–	–	27.3	–	27.3
Dividends	–	–	–	(15.1)	–	(15.1)
Other recognised gains	–	–	–	–	0.1	0.1
Net movement in Shareholders' funds	–	–	–	12.2	0.1	12.3
Opening Shareholders' funds	53.6	5.7	0.1	125.1	(10.9)	173.6
Closing Shareholders' funds	**53.6**	**5.7**	**0.1**	**137.3**	**(10.8)**	**185.9**

	Called up share capital £ million	Share premium account £ million	Capital redemption reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million	Capital and reserves £ million
Company:						
Profit for the financial year	–	–	–	37.8	–	37.8
Dividends	–	–	–	(15.1)	–	(15.1)
Net movement in Shareholders' funds	–	–	–	22.7	–	22.7
Opening Shareholders' funds	53.6	5.7	0.1	39.5	–	98.9
Closing Shareholders' funds	**53.6**	**5.7**	**0.1**	**62.2**	**–**	**121.6**

22 Financial commitments

	Group 2003 £ million	Group 2002 £ million
Capital expenditure: contracted but not provided for	**10.1**	13.4
Annual commitments under operating leases are analysed as follows:		
Land and buildings:		
Expiring in the first year	**0.7**	0.9
Expiring in the second to fifth years	**2.3**	3.0
Expiring after the fifth year	**2.5**	0.7
	5.5	4.6
Plant, equipment and vehicles:		
Expiring in the first year	**1.2**	1.2
Expiring in the second to fifth years	**4.5**	4.3
	5.7	5.5

Financial instruments

Details of commitments in respect of financial instruments are disclosed in Note 16.

23 Pension commitments

United Kingdom

The Group operates a pension scheme for UK employees. The Aggreko plc Pension Scheme ('the Scheme') is a funded, contributory, defined benefit scheme. Assets are held separately from those of the Group under the control of individual Trustees. The Scheme is subject to valuations at intervals of not more than three years by independent actuaries.

A valuation of the Scheme was carried out as at 31 December 2000 using the projected unit method to determine the level of contributions to be made by the Group. The actuaries have adopted a valuation basis linked to market conditions at the valuation date. Assets have been taken at market value. The principal actuarial assumptions used were:

Return on investments	6.5%
Growth in average pay levels	4.5%
Increase in pensions	2.5%

23 Pension commitments continued

At the valuation date, the market value of the Scheme's assets was £15,395,011. The assessed value of these assets was sufficient to cover 104% of the benefits that had accrued to members, after making allowance for future increases in earnings.

Following the completion of the valuation at 31 December 2000, the Group contribution rate was 14.1% of pensionable salaries. This was increased to 17.5% of pensionable salaries from 1 January 2003 based on an update of the funding position in 2002.

The SSAP 24 pension cost represents the contributions paid by the Group to the Scheme during the year and amounts to £1.5 million (2002 – £1.4 million). This is based on a contribution rate of 17.5% (2002 – 14.1%) of pensionable salaries. There was an additional cash contribution of £0.6 million during the year which is included in prepayments at the year end. The total amount of prepaid pension at 31 December 2003 was £0.8 million (2002 – £ nil).

The Group operates a defined benefit scheme in the UK. The defined benefit scheme was closed to new employees joining the Group after 1 April 2002. For new employees joining after 1 April 2002, a defined contribution scheme has been introduced. Contributions of £0.1 million (2002 – £ nil) were made to the scheme during the year. There are no outstanding or prepaid balances at the year end.

Overseas

Pension arrangements for overseas employees vary, and schemes reflect best practice and regulation in each particular country. The charge against profit is the amount of contribution payable to the pension scheme in respect of the accounting period. The pension cost attributable to overseas employees for 2003 was £2.3 million (2002 – £1.3 million).

FRS 17 'Retirement Benefits'

Under the transitional arrangements allowed by FRS17, the Group is required to disclose the following information about the scheme and the figures that would have been shown in the profit and loss account and balance sheet had FRS 17 been fully implemented.

A full actuarial valuation of the defined benefit scheme was carried out at 31 December 2000. A further actuarial valuation as at 31 December 2003 is currently underway but the results are not yet available. An update was carried out by a qualified independent actuary using the latest available information for the purposes of this statement. The major assumptions used in this update by the actuary were:

	31 Dec 2003	31 Dec 2002	31 Dec 2001
Rate of increase in salaries	**4.2%**	3.8%	4.0%
Rate of increase in deferred payments	**2.7%**	2.3%	2.5%
Rate of increase in pensions payment	**2.7%**	2.3%	2.5%
Discount rate	**5.6%**	5.8%	6.0%
Inflation assumption	**2.7%**	2.3%	2.5%

The assets in the scheme and the expected rate of return were:

	Long-term rate of return expected at 31 Dec 2003	Value at 31 Dec 2003 £ million	Long-term rate of return expected at 31 Dec 2002	Value at 31 Dec 2002 £ million	Long-term rate of return expected at 31 Dec 2001	Value at 31 Dec 2001 £ million
Equities	8.5%	8.8	8.5%	6.6	8.0%	9.2
Gilts	4.8%	0.9	4.5%	0.8	5.0%	2.3
Bonds	5.6%	0.9	5.8%	0.7	6.0%	0.5
Cash	4.0%	1.4	6.0%	–	6.0%	0.1
Total		12.0		8.1		12.1

23 Pension commitments continued

The following amounts at 31 December 2003 and 31 December 2002 were measured in accordance with the requirements of FRS 17:

	Value at 31 Dec 2003 £ million	Value at 31 Dec 2002 £ million
Total market value of assets	12.0	8.1
Present value of scheme liabilities	(20.4)	(14.6)
Deficit in the scheme	(8.4)	(6.5)
Related deferred tax asset	2.5	2.0
Net pension liability	(5.9)	(4.5)

If the above amounts had been recognised in the Accounts, the Group's net assets and profit and loss account reserve at 31 December 2003 and 31 December 2002 would have been as follows:

	31 Dec 2003 £ million	31 Dec 2002 £ million
Net assets	185.9	173.6
Less SSAP 24 pension prepayment	(0.8)	–
FRS 17 pension liability	(5.9)	(4.5)
Net assets restated for FRS 17	179.2	169.1
Profit and loss account reserve	137.3	125.1
Less SSAP 24 pension prepayment	(0.8)	–
FRS 17 pension liability	(5.9)	(4.5)
Profit and loss account reserve restated for FRS 17	130.6	120.6

The following amounts would have been recognised in the performance statements in the year to 31 December 2003 under the requirements of FRS 17:

	31 Dec 2003 £ million	31 Dec 2002 £ million
Operating profit		
Current service cost	1.7	1.6
Total operating charge	1.7	1.6
Other finance income		
Expected return on pension scheme assets	(0.7)	(0.9)
Interest on pension scheme liabilities	0.8	0.9
Net return	0.1	–
Group statement of total recognised gains and losses (STRGL)		
Gain/(loss) on pension scheme assets	0.6	(2.5)
Experience gain/(loss) arising on the scheme liabilities	1.2	(0.1)
Loss on changes in assumptions underlying the present value of the scheme liabilities	(4.3)	–
Actuarial loss recognised in STRGL	(2.5)	(2.6)
Movement in deficit during the year		
Deficit in scheme at beginning of the year	(6.5)	(3.8)
Movement in year:		
Current service cost	(1.7)	(1.6)
Contributions	2.4	1.5
Other finance income	(0.1)	–
Actuarial loss	(2.5)	(2.6)
Deficit in scheme at end of the year	(8.4)	(6.5)

23 Pension commitments continued

Details of experience gains and losses for the year to 31 December 2003

	31 Dec 2003	31 Dec 2002
Difference between the expected and actual return on scheme assets:		
Amount (£ million)	**0.6**	(2.5)
Percentage of scheme assets	**5%**	31%
Experience gains and losses on scheme liabilities:		
Amount (£ million)	**1.2**	(0.1)
Percentage of the present value of the scheme liabilities	**6%**	1%
Total amount recognised in statement of total recognised gains and losses:		
Amount (£ million)	**(2.5)**	(2.6)
Percentage of the present value of the scheme liabilities	**12%**	18%

24 Significant investments

The principal subsidiary undertakings of Aggreko plc at the year end, and the main countries in which they operate, are shown below. All companies are wholly owned and, unless otherwise stated, incorporated in Great Britain or in the principal country of operation and are involved in the supply of temporary power, temperature control, oil-free compressed air and related services.

All shareholdings are of ordinary shares or other equity capital.

Aggreko Holdings Limited†	UK
Aggreko UK Limited	UK
Aggreko International Projects Limited	UK
Aggreko Euro Holdings BV†	Netherlands
Aggreko Americas Holdings BV†	Netherlands
Aggreko Rest of World Holdings BV†	Netherlands
Aggreko USA LLC	USA
Aggreko LLC	USA
Aggreko Holdings Inc.†	USA
Aggreko Investments BV†	Netherlands
Aggreko Nederland BV	Netherlands
Aggreko Belgium NV	Belgium
Aggreko Italia SRL	Italy
Aggreko Brazil Ltda	Brazil
Aggreko Deutschland GmbH	Germany
Aggreko Norway AS	Norway
Aggreko France SARL	France
Aggreko Iberia SA	Spain
Aggreko Sverige AB	Sweden
Aggreko (Singapore) PTE Limited	Singapore
Aggreko Generators Rentals Pty Limited	Australia
Aggreko (Middle East) Limited	Middle East*
Aggreko Canada, Inc.	Canada
Aggreko SA de CV	Mexico
Aggreko (NZ) Limited	New Zealand
Aggreko Uruguay SA	Uruguay
Aggreko de Venezuela CA	Venezuela

*Registered in Cyprus
†Intermediate holding companies

Other subsidiary undertakings, whilst included in the consolidated Accounts, are not material.

Notes to the accounts continued
For the year ended 31 December 2003

25 Employee share options
Options outstanding over Ordinary shares as at 31 December 2003 (including those of the Executive Directors), together with the exercise prices and dates of exercise, are as follows:

	Price per share (£)	Earliest exercise date	2003 Number	2002 Number
Sharesave – May 1998	1.53	May 2003	–	312,741
Sharesave – May 1999	1.69	May 2004	88,262	96,791
Executive Share Option Scheme – September 1999	2.94	September 2002	362,559	438,375
Executive Share Option Scheme – March 2000	3.30	March 2003	174,924	204,139
Sharesave – April 2000	2.47	April 2003	–	56,177
	2.47	April 2005	26,872	47,311
Executive Share Option Scheme – August 2000	4.28	August 2003	433,106	732,329
Executive Share Option Scheme – March 2001	4.575	March 2004	421,225	480,670
Executive Share Option Scheme – August 2001	4.37	August 2004	492,848	613,671
Sharesave – October 2001	3.07	October 2004	75,548	111,280
	3.07	October 2006	25,965	56,551
Executive Share Option Scheme – March 2002	2.845	March 2005	142,517	142,517
Executive Share Option Scheme – September 2002	1.28	September 2005	2,511,054	3,028,213
US Stock Option Plan – October 2002	1.07	October 2004	450,801	563,672
Sharesave – October 2002	1.05	October 2005	1,336,520	1,487,591
	1.05	October 2007	286,448	297,920
Executive Share Option Scheme – February 2003	1.29	February 2006	168,506	–
Executive Share Option Scheme – September 2003	1.5925	September 2006	429,992	–
US Stock Option Plan – October 2003	1.33	October 2005	90,298	–
Sharesave – October 2003	1.29	October 2006	312,980	–
	1.29	October 2008	214,865	–
			8,045,290	8,669,948

26 Subsequent Events
During 2003 the Group commenced a strategy review, the implementation of which started in early 2004. It is anticipated, as detailed in the Operating and Financial Review, on pages 12 to 17 that the outcome is likely to lead to some re-organisation and restructuring of the European and North American businesses to enable them to achieve their full potential. It is estimated that the costs related to these changes will not exceed £15 million and will be charged to the profit and loss account in 2004 as exceptional items.

SHAREHOLDERS

aggreko

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Aggreko plc (the 'Company') will be held at the Hilton Hotel, 1 William Street, Glasgow on Wednesday 28 April 2004 at 11am.

Agenda

Routine Business

Resolution 1
To receive the reports of the Directors and Auditors and to adopt the Company's accounts for the year ended 31 December 2003.

Resolution 2
To approve the Remuneration Report for the year ended 31 December 2003.

Resolution 3
To declare a final dividend on the ordinary shares.

Resolution 4
To re-elect Mr G P Walker.

Resolution 5
To re-elect Mr H J Molenaar.

Resolution 6
To elect Mr R C Soames.

Resolution 7
To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company, and to authorise the Directors to fix their remuneration.

Special Business
To consider resolutions 8, 9, 10 and 11 as ordinary resolutions:

Resolution 8
(a) THAT the rules of the Aggreko Performance Share Plan 2004 (the "PSP"), the main features of which are summarised in the explanatory notes to this Notice of Annual General Meeting and a copy of the rules of which is produced to the meeting and initialled by the Chairman for the purposes of identification, be and the same is hereby approved;

(b) THAT the Board of Directors of the Company (the 'Board') be and is hereby authorised to do all such things as it considers necessary or expedient to carry the PSP into effect;

(c) THAT the Board be and is hereby authorised to establish such schedules to the PSP and/or such other plans based on the PSP but modified to take account of local tax, exchange control or securities laws outside the UK, provided that any shares made available under such schedules or other plans must be treated as counting against the relevant individual or overall dilution limits of the PSP.

Resolution 9
(a) THAT the rules of the Aggreko Co-investment Plan 2004 (the "CIP"), the main features of which are summarised in the explanatory notes to this Notice of Annual General Meeting and a copy of the rules of which is produced to the meeting and initialled by the Chairman for the purposes of identification, be and the same is hereby approved;

(b) THAT the Board of Directors of the Company (the 'Board') be and is hereby authorised to do all such things as it considers necessary or expedient to carry the CIP into effect;

(c) THAT the Board be and is hereby authorised to establish such schedules to the CIP and/or such other plans based on the CIP but modified to take account of local tax, exchange control or securities laws outside the UK, provided that any shares made available under such schedules or other plans must be treated as counting against the relevant individual or overall dilution limits of the CIP.

Resolution 10

(a) THAT the Company's proposed new employee benefit trust, the Aggreko Employee Benefit Trust (the "Trust"), the main features of which are summarised in the explanatory notes to this Notice of Annual General Meeting, and a copy of the deed constituting the Trust is produced to the meeting and initialled by the Chairman for the purposes of identification, be and the same are hereby approved;

(b) THAT the Board of Directors of the Company (the 'Board') be and is hereby authorised to do all such things as it considers necessary of expedient to carry the Trust into effect;

(c) THAT the Board be and is hereby authorised to establish similar trusts based on the Aggreko Employee Benefit Trust but modified to take account of local tax, exchange control or securities laws outside the UK, provided that any shares acquired by such trusts will count against the overall limit on the number of shares which may be held by the Trust.

Resolution 11

THAT the Directors of the Company be authorised to vote and to be counted in a quorum at any meeting of the Directors at which any matter connected with the Aggreko Performance Share Plan 2004, the Aggreko Co-investment Plan 2004 and/or the Aggreko Employee Benefit Trust (the "Trust") or any similar trusts based on the Trust is under consideration notwithstanding that they may be interested in it in any present or proposed capacity, provided that no director may vote or be counted in a quorum in connection with his individual rights of participation.

To consider resolutions 12, 13 and 14 as special resolutions.

Resolution 12

That with effect from the conclusion of this Meeting the Company's Articles of Association be amended in the manner set out in the explanatory notes to this Notice of Annual General Meeting.

Resolution 13

The Board of Directors of the Company (the 'Directors') be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the 'Act') to allot equity securities (within the meaning of Section 94 of the Act) for cash, (a) by selling equity securities held by the Company as treasury shares or (b) by allotting new equity securities pursuant to the authority conferred by Resolution 10 passed at the Annual General Meeting of the Company held on 30 April 2003, as if Section 89(1) of the Act did not apply to such allotment, PROVIDED THAT this power shall be limited to:

(i) the allotment of equity securities for cash in connection with or pursuant to a rights issue or any other offer in favour of the holders of equity securities and other persons entitled to participate therein in proportion (as nearly as may be practicable) to the respective numbers of equity securities then held by them (or, as appropriate, the number of such securities which such other persons are for those purposes deemed to hold), but subject to such exclusions or other arrangements as the Directors may consider necessary, expedient or appropriate to deal with any fractional entitlements or legal or practical difficulties which may arise under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £2,678,000; and

shall expire on the earlier of 27 July 2005 and the conclusion of the Annual General Meeting of the Company held in 2005, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

Notice of Annual General Meeting continued

Resolution 14
The Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 20p each in the Company ('Ordinary Shares') PROVIDED THAT:

(i) the maximum number of Ordinary Shares hereby authorised to be acquired is 26,780,000;

(ii) the maximum price which may be paid for any such Ordinary Share is an amount equal to 105% of the average of the middle market quotations for an Ordinary Share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased and the minimum price which may be paid for any such share is 20p (in each case exclusive of associated expenses);

(iii) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 18 months from the date of this resolution, whichever is the earlier; but a contract of purchase may be made before such expiry which will or may be completed wholly or partly thereafter, and a purchase of Ordinary Shares may be made in pursuance of any such contract; and

(iv) any Ordinary Shares so purchased shall be cancelled or, if the Directors so determine and subject to the provisions of any statutory instruments relating to treasury shares and any applicable regulations of the United Kingdom Listing Authorities, held as treasury shares.

By order of the Board
A Paul Allen
Secretary
16 March 2004

Any shareholder entitled to attend and vote at this meeting may appoint one or more proxies, who need not be shareholders of the Company, to attend and, on a poll, vote on his/her behalf. To be effective, the enclosed form of proxy, together with any power of attorney or other authority under which it is signed or a certified copy thereof, should be lodged at the office of the Company's Registrars not later than 48 hours before the time of the meeting. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.

The following documents will be available for inspection at the registered office of the Company during business hours from the date of this notice until the date of the Annual General Meeting and on that day at the Hilton Hotel, 1 William Street, Glasgow from 10.45 am until the conclusion of the meeting.

1. The register of interests of Directors and of their families (where relevant) in the share capital of the Company during the year.

2. Copies of all contracts of service under which Directors are employed by the Company or any of its subsidiary undertakings.

3. Copies of the rules of the Aggreko plc Performance Share Plan, Co-investment Plan and Aggreko Employee Benefit Trust in their proposed form.

4. A copy of the Company's Articles of Association containing the amendments proposed in Resolution 12.

Shareholder Information

Low-Cost Share Dealing Service

Hoare Govett Limited provide a low-cost share dealing service in Aggreko plc shares which enables investors to buy or sell for a brokerage fee of 1% (plus 0.5% stamp duty on purchases) with a minimum charge of £12. Details may be obtained by telephoning Hoare Govett Limited Service Helplines 020 7661 6617 (sales) and 020 7661 6616 (purchases) during market hours. Please note that this service is only available for dealing by post. Hoare Govett Limited is authorised and regulated by the Financial Services Authority.

Payment of Dividends by BACS

Many shareholders have already arranged for dividends to be paid by mandate directly to their bank or building society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the shareholder's bank or building society account. Shareholders who have not yet arranged for their dividends to be paid direct to their bank or building society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in May 2004.

Online Shareholder Services

Shareholders may wish to take advantage of the "Online" enquiry service offered by the Registrar. This service allows the shareholder to access his own account to verify address details and the number of shares held. The service can be obtained on www.capitaregistrars.com where there is also an "Information Zone" which provides answers to many questions frequently asked by shareholders.

Officers and Advisers

Secretary and Registered Office

A Paul Allen
Ailsa Court
121 West Regent Street
GLASGOW G2 2SD
UNITED KINGDOM
Tel 0141 225 5900
Fax 0141 225 5949
E-mail investors@aggreko.com
Company No. SC177553

Registrars and Transfer Office

Capita Registrars
The Registry
34 Beckenham Road
BECKENHAM
Kent BR3 4TU
UNITED KINGDOM
Tel 0870 162 3100
Website www.capitaregistrars.com

Stockbrokers

Cazenove – London
Hoare Govett Limited – London

Auditors

PricewaterhouseCoopers LLP – Glasgow
Chartered Accountants

Financial Calendar

	Year ended 31 December 2003	6 months ending 30 June 2004
Results announced	1 March 2004	Mid September 2004
Report posted	16 March 2004	Late September 2004
Annual General Meeting	28 April 2004	
Ex-dividend date	21 April 2004	Late October 2004
Dividend record date	23 April 2004	Late October 2004
Dividend payment date	21 May 2004	Late November 2004

Financial Summary

Year ended	Dec 99	Dec 00	Dec 01	Dec 02	Dec 03
Turnover (£ million)	226.0	279.5	325.8	340.1	**331.8**
Trading profit (£ million)*	53.7	66.8	73.5	58.2	**42.1**
Trading margin (%)	23.8	23.9	22.6	17.1	**12.7**
Interest (£ million)	(5.8)	(8.0)	(9.1)	(6.1)	**(4.6)**
Profit before tax (£ million)	51.3	60.8	67.1	55.1	**40.1**
Diluted earnings per share (pence)	12.27	14.40	15.70	13.02	**10.14**
Net operating assets (£ million)	226.4	284.5	335.2	328.0	**323.7**
Net debt (£ million)	(94.8)	(116.2)	(133.2)	(117.2)	**(99.9)**
Shareholders' funds (£ million)	95.5	131.0	162.2	173.6	**185.9**
Return on average net operating assets (%)	27.7	26.9	24.6	18.4	**13.7**

*Trading profit represents operating profit before gain on sale of tangible fixed assets.

Designed and produced by Tayburn Corporate



Head office
Aggreko plc
121 West Regent Street
Glasgow G2 2SD
United Kingdom
Telephone 0141 225 5900
Fax 0141 225 5949
www.aggreko.com